60	Consolidated Financial Results	CIBC Annual Report 2003	For what matters

CONTENTS

61 Financial Reporting Responsibility
62 Auditors’ Report to Shareholders
63 Consolidated Balance Sheets
64 Consolidated Statements of Income
65 Consolidated Statements of Changes in Shareholders’ Equity
66 Consolidated Statements of Cash Flows
67 Notes to the Consolidated Financial Statements
67 Note 1 — Summary of Significant Accounting Policies
71 Note 2 — Significant Acquisitions and Dispositions
73 Note 3 — Securities
75 Note 4 — Loans
76 Note 5 — Loans Held for Sale
76 Note 6 — Securitizations
78 Note 7 — Land, Buildings and Equipment
79 Note 8 — Goodwill and Other Intangible Assets
80 Note 9 — Other Assets
80 Note 10 — Deposits
80 Note 11 — Other Liabilities
81 Note 12 — Subordinated Indebtedness
82 Note 13 — Interest Rate Sensitivity
83 Note 14 — Share Capital
85 Note 15 — Stock-based Compensation
87 Note 16 — Employee Future Benefits
88 Note 17 — Restructuring
89 Note 18 — Events of September 11, 2001
89 Note 19 — Air Canada Contract
90 Note 20 — Income Taxes
91 Note 21 — Earnings per Share
92 Note 22 — Related-party Transactions
92 Note 23 — Fair Value of Financial Instruments
96 Note 24 — Derivative Financial Instruments
99 Note 25 — Commitments, Guarantees and Contingent Liabilities
101 Note 26 — Concentration of Credit Risk
102 Note 27 — Segmented Information
105 Note 28 — Reconciliation of Canadian and United States Generally Accepted Accounting Principles
108 Note 29 — Future Canadian Accounting Policy Changes
110 Note 30 — Subsequent Event
111 Principal Subsidiaries
112 Supplementary Annual Financial Information
119 Quarterly Review
120 Ten-year Statistical Review

CIBC Annual Report 2003	For what matters	Consolidated Financial Results	61

     FINANCIAL REPORTING RESPONSIBILITY

The management of Canadian Imperial Bank of Commerce (CIBC) is responsible for the preparation of the Annual Report, which includes the consolidated financial statements. The consolidated financial statements have been prepared in accordance with Section 308(4) of the Bank Act which states that, except as otherwise specified by the Superintendent of Financial Institutions, Canada (OSFI), the financial statements are to be prepared in accordance with Canadian generally accepted accounting principles and, of necessity, contain items that reflect the best estimates and judgments of management. All financial information appearing throughout the Annual Report is consistent with that in the consolidated financial statements.

     In meeting its responsibility for the reliability and integrity of the consolidated financial statements, management has developed, and maintains, a comprehensive system of internal controls designed to ensure that transactions are properly authorized, assets are safeguarded and financial records are reliable. The system focuses on the need for the employment and training of qualified and professional staff, effective communication between management and staff, and management guidelines and policies. The system also includes policies on corporate conduct and a management organization philosophy that reflects accountability within delineated areas of responsibility. The system of internal controls is reviewed by the Audit Committee of the Board of Directors of CIBC.

     The Chief Auditor and his staff review and report on CIBC’s internal controls, including computerized information system controls and security, the overall control environment, and accounting and financial controls. Systems and procedures to ensure employee compliance with conflict of interest rules and with securities legislation are monitored by members of the various business units and of the compliance department. The Chief Auditor and the Compliance Officer have full and independent access to the Audit Committee.

     The Audit Committee is composed of directors who are not officers or employees of CIBC. CIBC’s interim and annual consolidated financial statements and management’s discussion and analysis are discussed and reviewed by the Audit Committee with management and the shareholders’ auditors before such financial information is approved by the Board of Directors.

     In addition, the Audit Committee has the duty to review investments and transactions that could adversely affect the well-being of CIBC; to review financial reports requiring Board approval prior to submission to securities commissions or other regulatory authorities; to review key management estimates and judgments underlying financial statements; and to approve the shareholders’ auditors’ fees.

     Ernst & Young LLP, the shareholders’ auditors, obtain an understanding of CIBC’s internal controls and procedures for financial reporting to plan and conduct such tests and other audit procedures as they consider necessary in the circumstances to express an opinion in their report that follows. The shareholders’ auditors have full and independent access to the Audit Committee to discuss their audit and related matters.

J.S. Hunkin	T.D. Woods
President and Chief Executive Officer	Chief Financial Officer	November 26, 2003

62	Consolidated Financial Statements	CIBC Annual Report 2003	For what matters

     AUDITORS’ REPORT TO SHAREHOLDERS

We have audited the consolidated balance sheet of Canadian Imperial Bank of Commerce (CIBC) as at October 31, 2003 and the consolidated statements of income, changes in shareholders’ equity and cash flows for the year then ended. These financial statements are the responsibility of CIBC’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

     In our opinion, these financial statements present fairly, in all material respects, the consolidated financial position of CIBC as at October 31, 2003 and the consolidated results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

     The consolidated financial statements of CIBC as at October 31, 2002 and for the years ended October 31, 2002 and 2001, prior to the reclassifications with respect to segment reporting as described in Note 27, were audited by other auditors whose reports, both dated November 27, 2002, expressed opinions without reservations on those financial statements. We have audited these segment reporting reclassifications to the 2002 and 2001 financial statements and, in our opinion, such reclassifications, in all material respects, are appropriate and have been properly applied.

Ernst & Young LLP
Chartered Accountants
Toronto, Canada
November 26, 2003, except Note 30,
as to which the date is December 22, 2003

CIBC Annual Report 2003	For what matters	Consolidated Financial Statements	63

     CONSOLIDATED BALANCE SHEETS

$ millions, as at October 31	2003	2002

ASSETS
Cash resources
Cash and non-interest-bearing deposits with banks	$1,593	$1,300
Interest-bearing deposits with banks	8,861	8,212

	10,454	9,512

Securities (Note 3)
Securities held for investment	18,193	20,583
Securities held for trading	52,282	44,628
Loan substitute securities	27	81

	70,502	65,292

Securities borrowed or purchased under resale agreements	19,829	16,020

Loans (Note 4)
Residential mortgages	70,014	66,612
Personal	23,390	23,163
Credit card	9,305	7,621
Business and government	33,177	41,961
Allowance for credit losses	(1,952)	(2,288)

	133,934	137,069

Other
Derivative instruments market valuation (Note 23)	22,796	24,717
Customers’ liability under acceptances	5,139	6,848
Loans held for sale (Note 5)	1,321	—
Land, buildings and equipment (Note 7)	2,093	2,247
Goodwill (Note 8)	1,045	1,078
Other intangible assets (Note 8)	255	297
Other assets (Note 9)	9,779	10,213

	42,428	45,400

	$277,147	$273,293

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits (Note 10)
Personal	$69,202	$67,975
Business and government	106,768	117,986
Bank	12,160	10,669

	188,130	196,630

Other
Derivative instruments market valuation (Note 23)	21,945	24,794
Acceptances	5,147	6,878
Obligations related to securities sold short	11,659	8,436
Obligations related to securities lent or sold under repurchase agreements	19,293	9,615
Other liabilities (Note 11)	13,998	10,980

	72,042	60,703

Subordinated indebtedness (Note 12)	3,197	3,627

Shareholders’ equity
Preferred shares (Note 14)	3,357	3,088
Common shares (Note 14)	2,950	2,842
Contributed surplus	50	26
Retained earnings	7,421	6,377

	13,778	12,333

	$277,147	$273,293

The accompanying notes are an integral part of these consolidated financial statements.

J.S. Hunkin	I.E.H. Duvar
President and Chief Executive Officer	Director

64	Consolidated Financial Statements	CIBC Annual Report 2003	For what matters

     CONSOLIDATED STATEMENTS OF INCOME

$ millions, for the years ended October 31	2003	2002	2001

Interest income
Loans	$8,138	$7,865	$9,448
Securities borrowed or purchased under resale agreements	528	687	1,370
Securities	2,415	2,750	3,530
Deposits with banks	135	222	426

	11,216	11,524	14,774

Interest expense
Deposits	3,776	4,647	7,889
Other liabilities	1,567	1,147	2,036
Subordinated indebtedness	203	220	300

	5,546	6,014	10,225

Net interest income (Note 3)	5,670	5,510	4,549
Provision for credit losses (Note 4)	1,143	1,500	1,100

	4,527	4,010	3,449

Non-interest income
Underwriting and advisory fees	870	840	826
Deposit and payment fees	713	665	569
Credit fees	386	410	493
Card fees	359	331	363
Investment management and custodial fees	340	486	322
Mutual funds fees	536	561	351
Insurance fees	168	148	100
Commissions on securities transactions	884	1,203	1,089
Trading activities (Note 3)	627	273	1,343
Investment securities (losses) gains, net (Note 3)	(99)	(168)	575
Income from securitized assets	216	200	240
Foreign exchange other than trading	273	218	160
Other	633	364	182

	5,906	5,531	6,613

	10,433	9,541	10,062

Non-interest expenses
Employee compensation and benefits	4,417	4,882	4,732
Occupancy costs	605	715	631
Computer and office equipment	1,143	985	834
Communications	378	441	412
Advertising and business development	245	295	286
Professional fees	241	297	327
Business and capital taxes	133	114	109
Restructuring (reversal) charge (Note 17)	(31)	514	207
Other	997	886	688

	8,128	9,129	8,226

Income before income taxes and non-controlling interests	2,305	412	1,836
Income tax expense (benefit) (Note 20)	239	(279)	92

	2,066	691	1,744
Non-controlling interests in net income of subsidiaries	3	38	58

Net income	$2,063	$653	$1,686

Earnings per share (in dollars) (Note 21) — Basic	$5.21	$1.37	$4.19
— Diluted	$5.18	$1.35	$4.13
Dividends per common share (in dollars) (Note 14)	$1.64	$1.60	$1.44

The accompanying notes are an integral part of these consolidated financial statements.

CIBC Annual Report 2003	For what matters	Consolidated Financial Statements	65

     CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

$ millions, for the years ended October 31	2003	2002	2001

Preferred shares (Note 14)
Balance at beginning of year	$3,088	$2,299	$1,876
Issue of preferred shares	550	800	400
Redemption of preferred shares	(200)	—	—
Translation adjustment on foreign currency preferred shares	(81)	(11)	23

Balance at end of year	$3,357	$3,088	$2,299

Common shares (Note 14)
Balance at beginning of year	$2,842	$2,827	$2,868
Issue of common shares	108	59	90
Purchase of common shares for cancellation	—	(44)	(131)

Balance at end of year	$2,950	$2,842	$2,827

Contributed surplus
Balance at beginning of year	$26	$—	$—
Stock option expense (Note 15)	24	26	—

Balance at end of year	$50	$26	$—

Retained earnings
Balance at beginning of year, as previously reported	$6,377	$6,774	$6,625
Adjustment for change in accounting policies(1)	—	(42)	(140)

Balance at beginning of year, as restated	6,377	6,732	6,485
Net income	2,063	653	1,686
Dividends (Note 14)	(771)	(738)	(657)
Premium on redemption of preferred shares	(8)	—	—
Premium on purchase of common shares	—	(269)	(736)
Foreign currency translation adjustment, net of income taxes(2)	(222)	2	38
Other	(18)	(3)	(42)

Balance at end of year	$7,421	$6,377	$6,774

(1)	Represents the effect of implementing the Canadian Institute of Chartered Accountants (CICA) handbook section 3870, “Stock-Based Compensation and Other Stock-Based Payments,” in 2002, and section 3461, “Employee Future Benefits,” in 2001.

(2)	The cumulative balance in the foreign currency translation account is $(180)million (2002: $42 million; 2001: $40 million).

The accompanying notes are an integral part of these consolidated financial statements.

66	Consolidated Financial Statements	CIBC Annual Report 2003	For what matters

     CONSOLIDATED STATEMENTS OF CASH FLOWS

$ millions, for the years ended October 31	2003	2002	2001

Cash flows provided by (used in) operating activities
Net income	$2,063	$653	$1,686
Adjustments to determine net cash flows:
Provision for credit losses	1,143	1,500	1,100
Amortization of buildings, furniture, equipment and leasehold improvements	275	333	310
Amortization of goodwill	—	—	24
Amortization of intangible assets	20	32	25
Stock-based compensation	114	(15)	—
Restructuring (reversal) charge	(31)	514	207
Future income taxes	309	(1,141)	(540)
Investment securities losses (gains), net	99	168	(575)
Gains on divestitures	(53)	(190)	(22)
Write-down relating to Air Canada contract	128	—	—
Gains on disposal of land, buildings and equipment	(1)	(8)	(12)
Changes in operating assets and liabilities
Accrued interest receivable	332	82	63
Accrued interest payable	(374)	(627)	(539)
Unrealized gains and amounts receivable on derivative contracts	1,921	1,006	(1,876)
Unrealized losses and amounts payable on derivative contracts	(2,849)	(1,601)	2,021
Net change in securities held for trading	(7,654)	7,170	1,419
Current income taxes	293	758	(723)
Restructuring payments	(336)	(139)	(86)
Insurance proceeds received	80	90	9
Other, net	3,042	617	(1,007)

	(1,479)	9,202	1,484

Cash flows provided by (used in) financing activities
Deposits, net of withdrawals	(8,500)	2,278	14,475
Obligations related to securities sold short	3,223	(2,777)	(2,779)
Net obligations related to securities lent or sold under repurchase agreements	9,678	(11,788)	7,204
Issue of subordinated indebtedness	250	—	—
Redemption/repurchase of subordinated indebtedness	(484)	(342)	(232)
Issue of preferred shares	550	800	400
Redemption of preferred shares	(208)	—	—
Issue of common shares	108	59	90
Purchase of common shares for cancellation	—	(313)	(867)
Dividends	(771)	(738)	(657)
Other, net	(219)	(800)	(131)

	3,627	(13,621)	17,503

Cash flows provided by (used in) investing activities
Interest-bearing deposits with banks	(649)	1,610	(526)
Loans, net of repayments	(5,121)	(8,930)	(9,062)
Proceeds from securitizations	5,280	1,952	1,306
Purchase of securities held for investment	(24,031)	(33,284)	(23,687)
Proceeds on sale of securities held for investment	21,611	28,212	9,783
Proceeds on maturity of securities held for investment	5,050	7,439	7,744
Net securities borrowed or purchased under resale agreements	(3,809)	8,059	(3,618)
Net cash paid for acquisitions	—	(626)	(308)
Proceeds from divestitures	181	—	54
Purchase of land, buildings and equipment	(265)	(235)	(588)
Proceeds from disposal of land, buildings and equipment	3	7	29

	(1,750)	4,204	(18,873)

Effect of exchange rate changes on cash and non-interest-bearing deposits with banks	(105)	(13)	31

Net increase (decrease) in cash and non-interest-bearing deposits with banks during year	293	(228)	145
Cash and non-interest-bearing deposits with banks at beginning of year	1,300	1,528	1,383

Cash and non-interest-bearing deposits with banks at end of year	$1,593	$1,300	$1,528

Cash interest paid	$5,920	$6,641	$10,764
Cash income taxes (recovered) paid	$(364)	$249	$1,007

The accompanying notes are an integral part of these consolidated financial statements.

CIBC Annual Report 2003	For what matters	Notes to Consolidated Financial Statements	67

     Note 1          SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements of Canadian Imperial Bank of Commerce (CIBC) and its subsidiaries have been prepared in accordance with Section 308(4) of the Bank Act which states that, except as otherwise specified by the Superintendent of Financial Institutions, Canada (OSFI), the financial statements are to be prepared in accordance with Canadian generally accepted accounting principles (GAAP). The significant accounting policies used in the preparation of these consolidated financial statements, including the accounting requirements of OSFI, are summarized below. These accounting policies conform, in all material respects, to Canadian GAAP.

     A reconciliation of the impact on assets, liabilities, shareholders’ equity and net income arising from differences between Canadian and U.S. GAAP is provided in Note 28.

     The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the balance sheet date and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

     The following paragraphs describe CIBC’s significant accounting policies:

Basis of consolidation
The consolidated financial statements include the accounts of all subsidiaries on a consolidated basis. Inter-company balances and transactions have been eliminated. Non-controlling interests in the net book value of subsidiaries are included in other liabilities on the consolidated balance sheets. The non-controlling interest in the subsidiaries’ net income is included, net of income taxes, as a separate line item in the consolidated statements of income.

     Investments in companies over which CIBC has significant influence are accounted for by the equity method, other than those held in the merchant banking portfolio, and are included in securities held for investment on the consolidated balance sheets. CIBC’s share of earnings from these investments is included in interest income.

     Investments in which CIBC exercises joint control are accounted for using the proportionate consolidation method, whereby CIBC’s share of the assets, liabilities, revenue and expenses of these joint ventures is included in the consolidated financial statements.

Foreign currency translation
Assets and liabilities denominated in foreign currencies are translated into Canadian dollars at month-end exchange rates at the dates of the consolidated financial statements. Revenue and expenses are translated using average monthly exchange rates. Realized and unrealized gains and losses arising from the translation are included in the current year consolidated statements of income.

     Assets and liabilities of foreign operations with a functional currency other than the Canadian dollar are translated into Canadian dollars using month-end exchange rates at balance sheet dates, while the associated revenue and expenses are translated at the average monthly exchange rates. Exchange gains and losses arising from the translation of foreign operations and from the results of hedging these positions, net of applicable taxes, are reported in retained earnings.

     A future income tax asset or liability is not recognized in respect of a translation gain or loss arising from an investment in a foreign subsidiary where the gain or loss is not expected to be realized in the foreseeable future.

Securities
Securities held for investment comprise debt and equity securities, including investments held in the merchant banking portfolio, originally purchased with the intention of holding to maturity or for a pre-determined period of time, which may be sold in response to changes in investment objectives arising from changing market conditions. Equity securities are stated at cost and debt securities at amortized cost. Realized gains and losses on disposal, determined on an average cost basis, and write-downs to reflect other than temporary impairments in value are included in investment securities gains (losses) in the consolidated statements of income. Realized and unrealized gains on securities used in hedging activities are included in earnings in the same period as the earnings from the items hedged.

     Securities held for trading are purchased for resale within a short period of time and are stated at fair value. Fair value is determined based on market value, or where market prices are not readily available on quoted market prices for similar securities or on other third-party evidence as available. Gains and losses realized on disposal and unrealized gains and losses from market fluctuations are included in trading activities in the consolidated statements of income.

     Loan substitute securities are accounted for in the same manner as loans. They represent after-tax financing arrangements, which provide issuers with tax-effective borrowings.

     Obligations related to securities sold short are recorded as liabilities and are carried at fair value. Realized and unrealized gains and losses on securities sold short that are used in hedging activities are included in earnings in the same period as the earnings from the items hedged. Realized and unrealized gains and losses on securities sold short that are used in trading are included in trading activities in the consolidated statements of income.

     Dividend and interest income on all securities, including the amortization of premiums and discounts on debt securities held for investment, are included in interest income in the consolidated statements of income.

Securities borrowed or purchased under resale agreements and obligations related to securities lent or sold under repurchase agreements
Securities purchased under resale agreements are stated at cost plus accrued interest and are secured loans insofar as they represent a purchase of securities by CIBC effected with a simultaneous agreement to sell them back at a future date, which is generally near term. Interest income is separately disclosed in the consolidated statements of income. Obligations related to securities sold under repurchase agreements are stated at cost plus accrued interest and represent the borrowing equivalent of securities purchased under resale agreements. Interest is reflected in other liabilities interest expense in the consolidated statements of income.

     The cash collateral paid or received on borrowing and lending of securities is recorded as securities borrowed and securities lent. CIBC monitors the market value of the securities borrowed and lent on a daily basis and calls for additional collateral when appropriate. Fees earned or incurred are recorded as interest income or interest expense in the consolidated statements of income.

68	Notes to the Consolidated Financial Statements	CIBC Annual Report 2003	For what matters

Loans
Loans are stated net of unearned income and allowance for credit losses. Interest income is recognized on an accrual basis.

Loan fees and origination costs
Fees relating to loan origination, including commitment, restructuring and renegotiation fees, are considered an integral part of the yield earned on the loan and are deferred as unearned income and amortized to interest income over the term of the loan. Incremental direct costs for originating or acquiring a loan are netted against origination fees. Fees received for commitments which are not expected to result in a loan are included in non-interest income over the commitment period. Loan syndication fees are included in non-interest income on completion of the syndication arrangement, provided that the yield on the portion of the loan retained by CIBC is at least equal to the average yield earned by the other lenders involved in the financing; otherwise, an appropriate portion of the fee is deferred as unearned income and amortized to interest income to produce an equal average yield over the term of the loan.

Impaired loans
A loan is classified as impaired when, in the opinion of management, there is no longer reasonable assurance of the timely collection of the full amount of principal and interest. Generally, loans on which repayment of principal or payment of interest is contractually 90 days in arrears are automatically considered impaired unless they are fully secured and in the process of collection. Notwithstanding management’s assessment of collectibility, such loans are considered impaired if payments are 180 days in arrears. Exceptions are as follows:

•	Credit card loans are not classified as impaired but are instead fully written off when payments are contractually 180 days in arrears.

•	Loans guaranteed or insured by the Canadian government, the provinces or a Canadian government agency are classified as impaired only when payments are contractually 365 days in arrears.

When a loan is classified as impaired, accrual of interest ceases. All uncollected interest is recorded as part of the loan’s carrying value for the purpose of determining the loan’s estimated realizable value and establishing allowances for credit losses. No portion of cash received on any impaired loan is recorded as income until such time as any prior write-off has been recovered or any specific allowance has been reversed, and it is determined that the loan principal and interest are fully collectible in accordance with the original contractual terms of the loan.

     Impaired loans are carried at their estimated net realizable values determined by discounting the expected future cash flows at the interest rate inherent in the loan. When the amount and timing of future cash flows cannot be estimated reliably, the loan is carried at either the fair value of the security underlying the loan or the fair value of the loan.

Allowance for credit losses
Management establishes and maintains an allowance for credit losses that it considers the best estimate of probable credit-related losses existing in CIBC’s portfolio of on- and off-balance sheet financial instruments, giving due regard to current conditions and credit derivatives. The allowance for credit losses consists of specific and general components.

Specific allowance
Management conducts ongoing credit assessments of the business and government loan portfolio on an account-by-account basis and establishes specific allowances when impaired loans are identified. Residential mortgage, personal loan and credit card loan portfolios consist of large numbers of homogeneous balances of relatively small amounts, for which specific allowances are established by reference to historical ratios of write-offs to balances outstanding.

General allowance
The general allowance is provided for losses which management estimates are in the portfolio at the balance sheet date, and which relate to loans not yet specifically identified as impaired and not yet captured in the determination of specific allowances.

     The credit portfolios to which the general allowance applies include business loans and acceptances, consumer loans and off-balance sheet credit instruments, such as credit commitments and letters of credit. The general allowance does not apply to loans or credit facilities that are impaired, as appropriate specific provisions are taken to provide for these.

     The general allowance is established based on expected loss rates associated with different credit portfolios at different risk levels and the estimated time period for losses that are present but yet to be specifically identified, adjusting for management’s view of the current and ongoing economic and portfolio trends.

     Expected loss rates for business loan portfolios are based on the risk rating of each credit facility and on the probability of default factors associated with each risk rating, as well as estimates of loss given default. The probability of default factors reflects CIBC’s historical experience over an economic cycle, and is supplemented by data derived from defaults in the public debt markets. Loss given default estimates are based on CIBC’s experience over past years. For consumer loan portfolios, expected losses are based on CIBC’s historical flow and loss rates.

     The level of the general allowance is determined by a number of factors, including the size, relative risk profiles and changes in credit quality of the portfolios, as well as economic trends. The parameters that drive the general allowance calculation are updated regularly, based on CIBC’s market experience.

Loans held for sale
Loans transferred into the held for sale portfolio are recorded at the lower of their carrying or fair values on a loan-by-loan basis. Losses on transfer to loans held for sale determined to be credit related are charged to provision for credit losses in the consolidated statements of income. Losses determined to be other than credit related are charged to other non-interest income. Subsequent to transfer, each loan held for sale is revalued at the lower of its fair value or carrying amount at initial designation as held for sale. Unrealized gains or losses arising from subsequent revaluations are recognized in other non-interest income.

Securitizations
CIBC periodically sells groups of loans or receivables to special purpose entities (SPEs) that issue securities to investors — a process referred to as securitization.

     Securitizations are accounted for as sales when CIBC surrenders control of the transferred assets and receives consideration other than beneficial interests in the transferred assets. When such sales occur, CIBC may retain interest-only strips, one or more subordinated tranches and, in some cases, a cash reserve account, all of which are considered retained interests in the securitized assets.

     Gains or losses on transfers accounted for as sales are recognized in non-interest income and depend, in part, upon the allocation of previous carrying

CIBC Annual Report 2003	For what matters	Consolidated Financial Statements	69

amounts to assets sold and retained interests. These carrying amounts are allocated in proportion to the relative fair value of the assets sold and retained interests. Quoted market prices, if available, are used to obtain fair values. However, as market prices are generally not available for retained interests, CIBC estimates fair value based on the present value of expected future cash flows. This may require management to estimate credit losses, the rate of prepayments, forward yield curves, discount rates and other factors that influence the value of retained interests.

     Retained interests in securitized assets are classified as securities held for investment on the consolidated balance sheets and stated at their pro-rata share of the original carrying amounts. Retained interests are reviewed quarterly for impairment.

     Non-interest income from securitized assets comprises income from retained interests, losses under recourse arrangements and servicing income, and is reported in the consolidated statements of income.

Derivative instruments
Derivative instruments are contracts that require or provide an option to exchange cash flows or payments determined by applying certain rates, indices or changes therein to notional contract amounts.

     CIBC utilizes derivatives in two broadly defined activities: trading and asset/liability management.

Derivatives held for trading purposes
CIBC’s derivative trading activities are primarily driven by client trading activities. Clients transact with CIBC as part of their own risk management, investing and trading activities. To facilitate these activities, CIBC acts as a derivatives dealer or market maker, and is prepared to transact with clients by quoting bid and offer prices, with the objective of providing a spread to CIBC. CIBC also takes limited proprietary trading positions in the interest rate, foreign exchange, debt, equity and commodity markets, with the objective of earning income.

     All financial and commodity derivative instruments held for trading purposes, including derivatives used to hedge risks created by assets and liabilities which are marked-to-market, are stated at fair values. Quoted market prices, when available, are used to determine the fair values of derivatives held for trading. Otherwise, fair values are estimated, using pricing models that are based on current market quotations, wherever possible. Where appropriate, the estimates include a valuation adjustment to cover market, model and credit risks, as well as administrative costs. Realized and unrealized trading gains and losses are included in trading activities in the consolidated statements of income. Gains at inception of a derivative transaction are recognized when the fair value of that derivative is obtained from a quoted market price, is supported by reference to other observable market transactions, or is based upon a valuation technique that incorporates observable market data. Derivatives with a positive fair value are reported as assets, while derivatives with a negative fair value are reported as liabilities on the consolidated balance sheets, in both cases as derivative instruments market valuation.

Derivatives held for asset/liability management purposes
CIBC uses derivative financial instruments, primarily interest rate swaps and, to a lesser degree, futures, forward rate agreements and options contracts, to manage financial risks, such as movements in interest rates and foreign exchange rates. These instruments are used for hedging activities or to modify interest rate characteristics of specific non-trading on-balance sheet assets and liabilities, or groups of non-trading on-balance sheet assets and liabilities, and as hedges of firm commitments or anticipated transactions.

     When derivative instruments, primarily interest rate swaps, modify the interest rate characteristics of specific financial assets and liabilities or groups of financial assets and liabilities, these derivative instruments are accounted for using the accrual method. Under this method, interest income or expense on these derivative instruments is accrued and included in interest income or expense in the consolidated statements of income and reported in other assets or other liabilities on the consolidated balance sheets. This accounting treatment results in interest income or expense on non-trading on-balance sheet assets and liabilities being reflected in the consolidated statements of income at their modified rates rather than their original contractual interest rates.

     Derivative instruments may also be designated as specific hedges of financial risk exposures of on-balance sheet assets or liabilities, firm commitments or anticipated transactions, or of foreign currency exposures arising from net investments in foreign operations. Designation as a hedge is only allowed if, both at the inception of the hedge and throughout the hedge period, the changes in the fair value or cash flows of the derivative instrument are expected to substantially offset the changes in the fair value or cash flows of the hedged items.

     Gains and losses on derivative instruments used to hedge interest rate risk exposures of on-balance sheet assets and liabilities, except for hedges of foreign currency denominated assets and liabilities, are recognized as interest income or expense at the same time as interest income or expense related to the hedged on-balance sheet assets and liabilities.

     Certain liabilities, whose values are determined based on an underlying index or asset, are accounted for on a modified accrual basis. Under this method, the carrying value of the liabilities is adjusted to reflect changes in the value of the underlying index or asset, subject to a minimum guaranteed redemption value, if any. These adjustments are recorded as interest expense in the consolidated statements of income. Derivatives that are used to hedge these liabilities are accounted for on an offsetting basis, with adjustments recorded as interest expense in the consolidated statements of income.

     Foreign currency derivative instruments that hedge foreign currency risk exposures from foreign currency denominated assets and liabilities are revalued each month, using the spot foreign exchange rate, and are included in other assets or other liabilities on the consolidated balance sheets. Resulting gains and losses are recognized as foreign exchange other than trading within non-interest income in the consolidated statements of income. The hedged items are also revalued using the spot foreign exchange rate, with the resulting gains or losses recognized as foreign exchange other than trading within non-interest income in the consolidated statements of income.

     Foreign currency derivative instruments that hedge foreign currency exposures arising from net investments in foreign operations are revalued each month, using the spot foreign exchange rate, and are included in other assets or other liabilities on the consolidated balance sheets. Resulting gains and losses, net of applicable taxes, are recognized in foreign currency translation adjustment within retained earnings. Any premium or discount resulting from differences between the contracted forward and spot foreign exchange rates due to interest rate differentials at the date of inception of the foreign currency derivative hedge is accrued in foreign exchange other than trading within non-interest income in the consolidated statements of income.

     Derivative instruments, primarily credit default swaps, are also used to mitigate credit exposure for certain loans. The existence of these derivative instruments is considered in determining the provision for credit losses. Any amounts recoverable from credit default swaps are recorded as an increase in the allowance for credit losses. Premiums paid are deferred and amortized to interest income over the term of the instruments.

70	Notes to the Consolidated Financial Statements	CIBC Annual Report 2003	For what matters

     Realized and unrealized gains and losses on derivative instruments used to hedge firm commitments or anticipated transactions are deferred and amortized over the period that the committed or anticipated transactions occur and are recognized in income. Anticipated transactions can be hedged only when significant characteristics and expected terms of the anticipated transactions are identified and it is probable that the anticipated transactions will occur. There is no recognition in the consolidated statements of income of unrealized gains or losses on derivatives hedging anticipated transactions until the anticipated transactions occur.

     Premiums paid for options used for hedging purposes are amortized over the life of the contract or the term of the hedge, as appropriate.

     A hedging relationship is terminated if the hedge ceases to be effective; if the underlying asset or liability being hedged is liquidated or terminated or if it is no longer probable that the anticipated transaction will occur and the derivative instrument is still outstanding; or if the derivative instrument is no longer designated as a hedging instrument.

     If the hedging relationship or modification of interest rate characteristics is terminated, the difference between the fair value of the derivative and its accrued value upon termination is deferred in other assets or other liabilities and amortized into income or expense over the remaining term to maturity of the derivative hedge or the remaining term of the hedged asset or liability, as appropriate.

Offsetting of financial assets and financial liabilities
Financial assets and financial liabilities are presented on a net basis on the consolidated balance sheets when this reflects CIBC’s expected future cash flows from settling two or more separate financial instruments. A financial asset and a financial liability are offset when CIBC has a legally enforceable right to set off the recognized amounts and intends to settle on a net basis or to realize the asset and settle the liability simultaneously.

Acceptances and customers’ liability under acceptances
Acceptances constitute a liability of CIBC on negotiable instruments issued to third parties by customers of CIBC. CIBC earns a fee for guaranteeing and then making the payment to the third parties. The amounts owed to CIBC by its customers in respect of these guaranteed amounts are reflected in assets as customers’ liability under acceptances on the consolidated balance sheets.

Land, buildings and equipment
Land is reported at cost. Buildings, furniture, equipment and leasehold improvements are reported at cost less accumulated amortization. Amortization is recorded on a straight-line basis as follows:

Buildings	40 years
Computer equipment and software	2 to 7 years
Office furniture and other equipment	4 to 15 years
Leasehold improvements	Over estimated useful life

Gains and losses on disposal are reported in non-interest income in the consolidated statements of income.

Goodwill and other intangible assets
Effective November 1, 2001, CIBC adopted the requirements of the Canadian Institute of Chartered Accountants (CICA) handbook section 3062, “Goodwill and Other Intangible Assets.” Under this section, goodwill, representing the excess of the purchase price over the fair value of the net assets acquired in business combinations, and other intangible assets with an indefinite life are no longer amortized after October 31, 2001, but are reviewed at least annually for impairment and written down for any impairment losses. Intangible assets with a finite life are amortized over their estimated useful lives, generally not exceeding 20 years, on a straight-line basis.

Future income taxes
CIBC uses the asset and liability method to provide for income taxes on all transactions recorded in the consolidated financial statements. The asset and liability method requires that income taxes reflect the expected future tax consequences of temporary differences between the carrying amounts of assets or liabilities and their tax bases. Future income tax assets and liabilities are determined for each temporary difference and for unused losses, as applicable, at rates expected to be in effect when the asset is realized or the liability is settled. A valuation allowance is established to reduce the future income tax asset to the amount that is more likely than not to be realized.

Employee future benefits
CIBC is the sponsor of a number of employee benefit plans. These plans include both defined benefit and defined contribution plans, and various other post-retirement and post-employment benefit plans.

     Actuarial valuations of the obligations for employee future benefits are made periodically for accounting purposes by an independent actuary. These are based on the projected benefit method for valuing the obligations, prorated on service and are on management’s best estimate assumptions about expected rate of return on plan assets, rate of salary growth, retirement age and health-care costs. These assumptions are selected such that they are long-term in nature. The discount rate used to value liabilities is based on market rates as at the measurement date. Plan assets and accrued benefit obligations are measured as at September 30, preceding each year-end.

     The annual expense includes the estimated present value of the cost of future benefits payable in respect of services rendered in the current period; interest on projected obligations net of expected return on plan assets; amortization of past service costs, actuarial gains and losses, transitional assets and changes in valuation allowance. The expected rate of return on plan assets is based on a market-related value of plan assets, where investment (gains) losses versus the expected rate of return on investments are recognized over three years. Past service costs are amortized on a straight-line basis over the expected average remaining service life of the employee groups covered by the plan, since it is expected that CIBC will realize economic benefit from these plan changes during this period. Net actuarial gains and losses that exceed 10% of the greater of the accrued benefit obligation or the fair value of plan assets are also amortized on a straight-line basis over the expected average remaining service life of the employee groups covered by the plan. Short-term experience will often deviate from the actuarial assumptions resulting in actuarial gains or losses. Recognizing these actuarial gains or losses over the expected average remaining service life of active employees who are expected to receive the benefits allows for the offsetting impact of gains and losses in other periods. Recognition of a valuation allowance is required when the accrued benefit asset for any plan is greater than the expected future benefit. A change in the valuation allowance is recognized in consolidated statements of income for the period in which the change occurs.

CIBC Annual Report 2003	For what matters	Consolidated Financial Statements	71

     The accrued benefit asset or liability represents the cumulative difference between the expense and funding contributions and is included in other assets and other liabilities on the consolidated balance sheets.

     Defined contribution expense is charged to employee compensation and benefits in the consolidated statements of income for services rendered during the period.

Stock-based compensation
CIBC provides compensation to directors and certain employees in the form of stock options and share-based awards.

     In 2002, CIBC early adopted, effective November 1, 2001, the requirements of the CICA handbook section 3870, “Stock-Based Compensation and Other Stock-Based Payments.” CIBC adopted the fair value-based method to account for stock-based transactions with employees and non-officer members of CIBC’s Board of Directors. The value is recognized over the applicable vesting period as an increase to compensation expense and contributed surplus. When the options are exercised, the proceeds received by CIBC, together with the amount in contributed surplus, will be credited to common share capital. No expense is recognized for stock options granted prior to November 1, 2001. When these options are exercised, the proceeds received by CIBC are recorded as common share capital.

     Up to 50% of options relating to the Employee Stock Option Plan granted prior to 2000 can be exercised as stock appreciation rights (SARs). Under section 3870, CIBC’s SARs obligations, which arise from changes in the market price of CIBC’s common shares, are recorded over the applicable vesting period in compensation expense with a corresponding accrual in other liabilities. If SARs are exercised as purchases of shares, the exercise price, together with the relevant amount in other liabilities, representing the value of shares at the market price, is credited to common share capital.

     Compensation expense in respect of awards under the Restricted Share Program is recognized in the year of grant upon meeting certain criteria in an amount equal to the sum to be transferred to the trust in respect of the current year allocations. Compensation expense in respect of special grants is recognized over the applicable vesting period in an amount equal to the sum to be transferred to the trust. Amounts paid under the directors’ plans are charged to compensation expense. Obligations relating to deferred share units under the directors’ plans change with CIBC’s common share price and the change is recognized as a compensation expense or credit in the period in which the change occurs.

     CIBC’s contribution under its Employee Share Purchase Plan is expensed as incurred.

Earnings per share
In 2002, CIBC retroactively adopted, effective November 1, 2001, the requirements of the CICA handbook section 3500, “Earnings Per Share.”

     Basic earnings per share (EPS) is determined as net income minus dividends and premiums on preferred shares, divided by the weighted-average number of common shares outstanding for the period.

     Diluted EPS is determined as net income minus dividends and premiums on preferred shares, divided by the weighted-average number of diluted common shares outstanding for the period. Diluted common shares reflect the potential dilutive effect of exercising the stock options based on the treasury stock method. The treasury stock method determines the number of incremental common shares by assuming that the outstanding stock options, whose exercise price is less than the average market price of CIBC’s common stock during the period, are exercised and then reduced by the number of common shares assumed to be repurchased with the exercise proceeds. Year-to-date incremental common shares are computed by taking a weighted average of the number of incremental common shares included in each interim period.

Non-interest income
Underwriting and advisory fees and commissions on securities transactions are recognized as revenue when the related services are performed. Deposit and payment fees and insurance fees are recognized over the period that the related services are provided.

     Card fees primarily include interchange income, late fees, cash advance fees and annual fees. Card fees are recognized as billed, except for annual fees which are recognized over a 12-month period.

     Investment management and custodial, and mutual fund fees are included in non-interest income as fees for services. Investment management and custodial fees are primarily investment, estate and trust management fees and are recorded on an accrual basis. Accordingly, prepaid fees are deferred and amortized over the contract term. Mutual fund fees are recorded on an accrual basis.

2002 and 2001 financial information
Certain 2002 and 2001 financial information has been reclassified, where necessary, to conform with the presentation adopted in 2003.

Future accounting policy changes
A description of future Canadian accounting policy changes is provided in Note 29. A description of future U.S. accounting policy changes is provided in Note 28.

     Note 2          SIGNIFICANT ACQUISITIONS AND DISPOSITIONS

2003
Dispositions
In January 2003, CIBC sold its Oppenheimer private client and asset management businesses in the U.S. (the Oppenheimer sale) for $354 million to Fahnestock Viner Holdings Inc., which was subsequently renamed Oppenheimer & Co. Inc. (Oppenheimer). Total consideration consisted of cash of $26 million, debentures of $245 million and a promissory note for $83 million. CIBC may acquire, under certain circumstances, upon exchange of the debentures, non-voting shares of Oppenheimer representing an interest of approximately 35%.

     Concurrent with entering into the sale, CIBC initiated a restructuring plan to exit the support activities of its Oppenheimer private client and asset management businesses. The restructuring plan included staff reductions, premises reconfiguration and termination of contracts.

     CIBC initially reported a net pre-tax gain of $52 million in other non-interest income from the Oppenheimer sale. Subsequently, CIBC revised the gain calculation and the estimated restructuring charge, resulting in a $6 million increase in other non-interest income. The final pre-tax gain of $58 million is net of a restructuring charge of $78 million and deferred transition service revenue of $43 million. The restructuring charge includes

72	Notes to the Consolidated Financial Statements	CIBC Annual Report 2003	For what matters

$26 million in employee termination benefits and $52 million in contract termination costs. The deferred transition service revenue of $43 million was subsequently recognized into income in 2003 as transition services were provided.

     In 2003, CIBC sold its 51% interest in INTRIA-HP Corporation (IHP), a technology outsourcing company, and other related assets to Hewlett-Packard (Canada) Co. (HP). The impact of the sale was not significant. In addition, CIBC entered into a seven-year outsourcing agreement with HP to provide CIBC with comprehensive information technology services valued at approximately $2 billion, beginning on November 1, 2002.

2002
Acquisitions
During 2002, CIBC completed the acquisition of Merrill Lynch Canada Inc.’s Private Client & Securities Services businesses, Merrill Lynch Investment Managers Canada Inc. (MLIM), Merrill Lynch’s asset management business in Canada, and Juniper Financial Corp., a U.S. credit card company. MLIM was subsequently renamed CIBC Asset Management Inc. (formerly CM Investment Management Inc.).

     The results of operations of these businesses have been included in CIBC’s consolidated financial statements since the effective date of control. Details of these transactions are as follows:

	2002

$ millions	Merrill Lynch Canada Inc.’s Private Client & Securities Services Businesses	Merrill Lynch Investment Managers Canada Inc.(1)		Juniper Financial Corp.

Effective date of control	December 28, 2001	January 31, 2002		March 29, 2002
Percentage of voting shares acquired	Asset purchase	100%		90%
Goodwill	$558	$5		$108
Business line assigned to	CIBC Wealth Management	CIBC Wealth Management		Corporate and Other	(2)
Deductible for tax purposes	$376	—		—
Other intangible assets	—	$75	(3)	—
Assigned to	—	Contract-based intangibles		—

(1)	Renamed CIBC Asset Management Inc.

(2)	Reclassified from CIBC World Markets into Corporate and Other, beginning November 1, 2002.

(3)	Not subject to amortization (indefinite life).

Details of the aggregate consideration given and the fair value of net assets acquired are as follows:

	2002

	Merrill Lynch
	Canada Inc.’s	Merrill Lynch
	Private Client &	Investment
	Securities Services	Managers	Juniper Financial
$ millions	Businesses	Canada Inc.(1)	Corp.

Aggregate consideration
Acquisition cost (paid in cash)	$555	$71	$310
Direct acquisition expenses	4	—	—

	$559	$71	$310

Fair value of net assets acquired
Cash resources	$—	$28	$117
Loans	—	—	356
Land, buildings and equipment	25	2	27
Goodwill	558	5	108
Other intangible assets	—	75	—
Future tax asset	26	—	—
Other assets	5	24	50

Total assets acquired	614	134	658

Deposits	—	—	334
Future tax liability	—	31	—
Integration liabilities	45 (2)	3 (3)	—
Other liabilities	10	29	14

Total liabilities assumed	55	63	348

Net assets acquired	$559	$71	$310

(1)	Renamed CIBC Asset Management Inc.

(2)	Includes severance of $19 million, exit costs of $19 million and other costs of $7 million. The balance outstanding, as at October 31, 2003, was $11 million (2002: $27 million).

(3)	Includes severance of $2 million and exit costs of $1 million. The balance outstanding, as at October 31, 2003, was nil (2002: $1 million).

CIBC Annual Report 2003	For what matters	Consolidated Financial Statements	73

2002
Dispositions
In October 2002, CIBC and Barclays Bank PLC completed the combination of their Caribbean retail, corporate and international banking operations, which was named FirstCaribbean International Bank Limited (FirstCaribbean). CIBC recognized a pre-tax dilution gain of $190 million ($190 million after-tax), which was included in other non-interest income in the consolidated statements of income. In 2003, the rights issue available to the public shareholders of FirstCaribbean closed and there was no material impact to CIBC’s equity interest.

     CIBC’s equity interest of approximately 43% in FirstCaribbean is accounted for by the equity method.

     Note 3          SECURITIES

	Residual term to contractual maturity

	Within 1 year		1 to 5 years		5 to 10 years		Over 10 years		No specific maturity		2003 Total		2002 Total

$ millions, as at October 31	Carrying value	Yield(1)	Carrying value	Yield(1)	Carrying value	Yield(1)	Carrying value	Yield(1)	Carrying value	Yield(1)	Carrying value	Yield(1)	Carrying value	Yield(1)

Securities held for investment
Canadian federal government	$1,901	3.0%	$1,198	4.1%	$5	6.6%	$269	8.0%	$—	—%	$3,373	3.8%	$7,836	3.9%
Other Canadian governments	226	4.8	46	7.1	4	4.9	281	6.8	—	—	557	6.0	626	6.0
U.S. Treasury	34	0.9	—	—	5,411	3.6	—	—	—	—	5,445	3.6	2	5.2
Other U.S. agencies	—	—	—	—	251	6.8	1,093	6.6	—	—	1,344	6.7	1,555	6.6
Other foreign governments	29	3.0	42	6.5	266	7.5	—	—	—	—	337	7.0	302	6.2
Mortgage-backed securities(2)	117	2.2	979	5.0	422	6.5	1,732	5.8	2	—	3,252	5.5	4,209	5.2
Asset-backed securities	26	5.1	6	5.9	171	1.8	4	4.3	—	—	207	2.4	701	4.3
Corporate debt	234	3.9	469	8.3	460	4.8	107	6.9	—	—	1,270	6.3	2,541	7.6
Corporate equity	41	3.0	292	5.8	35	2.8	—	—	2,040	—	2,408	—	2,811	—

Total debt securities
Carrying value	$2,567		$2,740		$6,990		$3,486		$2		$15,785		$17,772
Fair value	$2,574		$2,807		$6,832		$3,689		$2		$15,904		$18,177

Total equity securities
Carrying value	$41		$292		$35		$—		$2,040		$2,408		$2,811
Fair value(3)	$35		$297		$78		$—		$2,580		$2,990		$3,077

Total investment securities
Carrying value	$2,608		$3,032		$7,025		$3,486		$2,042		$18,193		$20,583
Fair value(3)	$2,609		$3,104		$6,910		$3,689		$2,582		$18,894		$21,254

Securities held for trading(4)
Canadian federal government	$7,795		$3,036		$761		$213		$—		$11,805		$10,955
Other Canadian governments	163		819		469		373		—		1,824		1,876
U.S. Treasury and agencies	3,527		1,096		55		235		—		4,913		6,814
Other foreign governments	—		—		120		—		—		120		932
Corporate debt	5,648		1,797		1,329		2,055		—		10,829		9,046
Corporate equity	7		1		181		2		22,600		22,791		15,005

Total trading securities	$17,140		$6,749		$2,915		$2,878		$22,600		$52,282		$44,628

Loan substitute securities(5)
Carrying value	$—	—%	$—	—%	$27	2.6%	$—	—%	$—	—%	$27	2.6%	$81	3.8%

Total securities
Carrying value	$19,748		$9,781		$9,967		$6,364		$24,642		$70,502		$65,292
Fair value(3)	$19,749		$9,853		$9,852		$6,567		$25,182		$71,203		$65,963

(1)	Represents the weighted-average yield, which is determined by applying the weighted average of the book yields of individual fixed income securities and the stated dividend rates of corporate equity securities.

(2)	Includes securities issued or guaranteed by government, having a carrying value of $1,695 million (2002: $2,267 million) and a fair value of $1,706 million (2002: $2,344 million).

(3)	The fair value of publicly traded equity securities held for investment does not take into account any adjustments for resale restrictions that expire within one year, adjustments for liquidity or future expenses.

(4)	As securities held for trading are recorded at fair value, carrying value equals fair value.

(5)	The carrying value of loan substitute securities approximates fair value.

74	Notes to the Consolidated Financial Statements	CIBC Annual Report 2003	For what matters

FAIR VALUE OF SECURITIES HELD FOR INVESTMENT

	2003				2002

	Carrying	Unrealized	Unrealized	Fair	Carrying	Unrealized	Unrealized	Fair
$ millions, as at October 31	value	gains	losses	value	value	gains	losses	value

Securities issued or guaranteed by:
Canadian federal government	$3,373	$74	$(1)	$3,446	$7,836	$155	$—	$7,991
Other Canadian governments	557	44	(1)	600	626	56	—	682
U.S. Treasury	5,445	—	(339)	5,106	2	—	—	2
Other U.S. agencies	1,344	130	—	1,474	1,555	176	(1)	1,730
Other foreign governments	337	54	—	391	302	52	—	354
Mortgage-backed securities(1)	3,252	92	(36)	3,308	4,209	153	(16)	4,346
Asset-backed securities	207	12	(1)	218	701	9	(2)	708
Corporate securities
Debt	1,270	129	(38)	1,361	2,541	64	(241)	2,364
Equity	2,408	633	(51)	2,990	2,811	404	(138)	3,077

	$18,193	$1,168	$(467)	$18,894	$20,583	$1,069	$(398)	$21,254

(1)	Includes securities issued or guaranteed by government, having a carrying value of $1,695 million (2002: $2,267 million) and a fair value of $1,706 million (2002: $2,344 million).

REALIZED GAINS AND LOSSES ON INVESTMENT SECURITIES

$ millions, for the years ended October 31	2003	2002	2001

Realized gains	$289	$1,006	$1,060
Realized losses and impairment write-downs	(388)	(1,174)	(485)

Net (losses) gains on investment securities	$(99)	$(168)	$575

Trading activities

Trading activities include the purchase and sale of securities, and dealing in foreign exchange and other derivative financial instruments. Trading activities exclude underwriting fees and commissions on securities transactions, which are shown separately in the consolidated statements of income.

     Trading revenue is earned from the purchase and sale of securities, dealing in foreign exchange and other derivative financial instruments and from changes in market rates on positions arising from these instruments. Trading revenue comprises net interest income on trading assets and liabilities and non-interest income-based trading activities. Net interest income arises from coupons and dividends relating to the trading assets and liabilities and is net of associated funding. Non-interest income trading activities comprises gains or losses from purchase and sale of securities, foreign exchange and derivative financial instruments and from changes in market rates on positions arising from those instruments.

     Trading assets and liabilities are measured at fair value, with gains and losses recognized in the consolidated statements of income.

TRADING REVENUE

$ millions, for the years ended October 31	2003	2002	2001

Net interest income consists of:
Non-trading related	$5,519	$5,220	$4,862
Trading related	151	290	(313)

Net interest income	$5,670	$5,510	$4,549

Trading revenue consists of:
Net interest income — trading related	$151	$290	$(313)
Non-interest income — trading activities	627	273	1,343

Trading revenue	$778	$563	$1,030

Trading revenue by product line:
Interest rates	$308	$290	$505
Foreign exchange	171	152	179
Equities	199	44	279
Other(1)	100	77	67

Trading revenue	$778	$563	$1,030

(1)	Includes commodities, credit derivatives and secondary loan trading and sales.

CIBC Annual Report 2003	For what matters	Consolidated Financial Statements	75

     Note 4          LOANS

	2003					2002

	Gross	Specific	General	Total		Gross	Specific	General	Total
$ millions, as at October 31	amount	allowance	allowance	allowance	Net total	amount	allowance	allowance	allowance	Net total

Residential mortgages	$70,014	$18	$27	$45	$69,969	$66,612	$21	$19	$40	$66,572
Personal(1)	23,390	266	247	513	22,877	23,163	323	229	552	22,611
Credit card	9,305	134	81	215	9,090	7,621	99	50	149	7,472
Business and government	33,177	434	745 (2)	1,179	31,998	41,961	595	952	1,547	40,414

	$135,886	$852	$1,100	$1,952	$133,934	$139,357	$1,038	$1,250	$2,288	$137,069

(1)	Includes $330 million (2002: $303 million); non-recourse portion of approximately $154 million (2002: $141 million), relating to loans to certain employees of CIBC and its subsidiaries to finance a portion of their participation in funds which make private equity investments on a side by side basis with CIBC and its affiliates. These loans are secured by the borrowers’ interest in the funds. Of these, $151 million (2002: $61 million) relates to individuals who are no longer employed by CIBC and its subsidiaries.

(2)	Includes $150 million reversal of the allowance during the year.

LOAN MATURITIES

	Residual term to contractual maturity

	Within	1 to 5	5 to 10	Over	2003
$ millions, as at October 31	1 year	years	years	10 years	Total

Residential mortgages	$14,337	$51,970	$3,528	$179	$70,014
Personal	16,716	6,595	79	—	23,390
Credit card	9,305	—	—	—	9,305
Business and government	21,713	9,600	1,212	652	33,177

	$62,071	$68,165	$4,819	$831	$135,886

ALLOWANCE FOR CREDIT LOSSES

		Specific allowance			General allowance				Total allowance

	$ millions, for the years ended October 31	2003	2002	2001	2003		2002	2001	2003	2002	2001

	Balance at beginning of year	$1,039	$1,045	$988	$1,250		$1,250	$1,250	$2,289	$2,295	$2,238
	Provision for credit losses charged to the consolidated statements of income	1,293	1,500	1,100	(150	)(1)	—	—	1,143	1,500	1,100
	Write-offs	(1,312)	(1,705)	(1,249)	—		—	—	(1,312)	(1,705)	(1,249)
	Recoveries(2)	182	217	185	—		—	—	182	217	185
	Transfer to loans held for sale (Note 5)	(292)	—	—	—		—	—	(292)	—	—
	Foreign exchange and other adjustments	(54)	(18)	21	—		—	—	(54)	(18)	21

	Balance at end of year	856	1,039	1,045	1,100		1,250	1,250	1,956	2,289	2,295
Less:	allowance on letters of credit(3)	(1)	(1)	(1)	—		—	—	(1)	(1)	(1)
	allowance on loan substitute securities(4)	(3)	—	—	—		—	—	(3)	—	—

	Allowance for credit losses	$852	$1,038	$1,044	$1,100		$1,250	$1,250	$1,952	$2,288	$2,294

(1)	Represents reversal of the allowance during the year.

(2)	Includes credit protection purchased from third parties.

(3)	Allowance on letters of credit is included in other liabilities.

(4)	Allowance on loan substitute securities is included in securities.

IMPAIRED LOANS

	2003			2002

	Gross	Specific		Gross	Specific
$ millions, as at October 31	amount	allowance	Net total	amount	allowance	Net total

Residential mortgages	$177	$18	$159	$172	$21	$151
Personal(1)	224	266	(42)	239	323	(84)
Credit card(1)	—	134	(134)	—	99	(99)
Business and government	887	434	453	1,834	595	1,239

Total impaired loans	1,288	852	436	2,245	1,038	1,207
Loan substitute securities	30	3	27	30	—	30
Loans held for sale	58	—	58	—	—	—

Total impaired loans, loan substitute securities and loans held for sale(2)	$1,376	$855	$521	$2,275	$1,038	$1,237

(1)	Specific allowances for large numbers of homogeneous balances of relatively small amounts are established by reference to historical ratios of write-offs to balances outstanding. This may result in negative net impaired loans, as individual loans are generally classified as impaired when repayment of principal or payment of interest is contractually 90 days in arrears.

(2)	Average balance of gross impaired loans, loan substitute securities and loans held for sale amounts to $2,016 million (2002: $2,149 million).

76	Notes to the Consolidated Financial Statements	CIBC Annual Report 2003	For what matters

As at October 31, 2003, other past due loans totalled $64 million (2002: $38 million), all of which were in Canada. Other past due loans, excluding credit card loans and government-guaranteed loans, are loans where repayment of principal or payment of interest is contractually in arrears between 90 and 180 days. These loans have not been classified as impaired loans because they are both fully secured and in the process of collection. If the number of days in arrears reaches 180, the loans become impaired notwithstanding the security held.

     As at October 31, 2003, the interest entitlements on loans classified as impaired totalled $60 million (2002: $114 million; 2001: $95 million), of which $44 million (2002: $60 million; 2001: $72 million) were in Canada and $16 million (2002: $54 million; 2001: $23 million) were outside Canada. During the year, interest recognized on loans before being classified as impaired totalled $49 million (2002: $84 million; 2001: $62 million), of which $34 million (2002: $33 million; 2001: $36 million) were in Canada and $15 million (2002: $51 million; 2001: $26 million) were outside Canada.

     Note 5          LOANS HELD FOR SALE

During the year, CIBC transferred business and government loans amounting to $2,126 million, and associated allowance for credit losses of $64 million (total authorizations of $2,885 million), into a held for sale portfolio. On transfer, the loans held for sale were further reduced by a provision for credit losses of $228 million and losses of $23 million recorded in other non-interest income in the consolidated statements of income.

     During the year, loans held for sale amounting to $493 million (total authorizations of $925 million) were sold for a gain of $22 million. As at October 31, 2003, the net amount of loans held for sale was $1,321 million (2002: nil).

     Note 6          SECURITIZATIONS

During the year, CIBC securitized fixed- and variable-rate government-guaranteed residential mortgage loans of $4,700 million (2002: fixed-rate mortgage loans of $1,971 million) through the creation of mortgage-backed securities, and subsequently sold $4,370 million (2002: $1,969 million) of those securities. CIBC received net cash proceeds of $4,354 million (2002: $1,952 million) and retained the rights to future excess interest on residential mortgages valued at $106 million (2002: $82 million). A pre-tax gain on the sale, net of transaction costs, of $42 million (2002: $21 million) was recognized as income from securitized assets in the consolidated statements of income. CIBC retained responsibility for servicing the mortgages and recognizes revenue as these services are provided. The key assumptions used to value the sold and retained interests include prepayment rates of 12% to 42.6% (2002: 12%) and discount rates of 3.7% to 4.4% (2002: 4.5% to 5.5%). There are no expected credit losses as the mortgages are government guaranteed.

     During the year, CIBC sold $926 million of U.S. credit card receivables through securitization transactions to a trust and recognized a gain of $1 million. CIBC also funded the cash reserve account and retained other subordinated interests in the trust, and the total outstanding retained interests, as at October 31, 2003, were $68 million (October 31, 2002: $14 million). In addition, CIBC retained servicing responsibilities for the securitized credit card receivables and recognizes revenue as these services are provided.

     A servicing asset or liability is not generally recognized in these securitizations because CIBC receives adequate compensation for the servicing that it provides with respect to the transferred assets.

     The following table summarizes certain cash flows received from or paid to SPEs:

		Commercial	Residential	Credit
$ millions, for the years ended October 31		mortgages	mortgages	card loans

2003	Proceeds from new securitizations	$—	$4,354	$926
	Proceeds from collections reinvested in previous credit card securitizations	—	—	8,733
	Servicing fees received	5	11	35
	Other cash flows received on retained interests	1	52	108

2002	Proceeds from new securitizations	$—	$1,952	$—
	Proceeds from collections reinvested in previous credit card securitizations	—	—	9,236
	Servicing fees received	6	6	15
	Other cash flows received on retained interests	2	27	135

CIBC Annual Report 2003	For what matters	Consolidated Financial Statements	77

Key economic assumptions used in measuring the fair value of retained interests in securitizations and the sensitivity of the current fair value of residual cash flows to changes in those assumptions are set out in the table below.

     The sensitivities are hypothetical and should be used with caution. As the amounts indicate, changes in fair value based on variations in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, the effect of a variation in a particular assumption on the fair value of the retained interest is calculated without changing any other assumptions. Changes in one factor may result in changes in another, which might magnify or counteract the sensitivities.

						Non-
		Commercial	Residential	Credit		investment
$ millions, as at October 31		mortgages	mortgages	card loans		grade loans

2003	Carrying amount of retained interests	$13	$175	$80		$117
	Fair value of retained interests	13	168	80		117
	Weighted-average remaining life (in years)	1	5	revolving		2
	Prepayment rate	n/a (1)	7.0–42.6%	20.4–43.8	%(2)	n/a	(3)
	Impact on fair value of a 10% adverse change	—	(4)	(1)		—
	Impact on fair value of a 20% adverse change	—	(8)	(3)		—
	Expected credit losses	—	n/a (4)	3.4–5.4%		11.0%
	Impact on fair value of a 10% adverse change	—	—	(3)		—
	Impact on fair value of a 20% adverse change	—	—	(5)		—
	Residual cash flows discount rate (annual rate)	3.8%	2.6–5.9%	9.0–17.0%		n/a	(3)
	Impact on fair value of a 10% adverse change	—	(1)	—		—
	Impact on fair value of a 20% adverse change	—	(2)	—		—

2002	Carrying amount of retained interests	$21	$106	$43		$139
	Fair value of retained interests	21	109	42		139
	Weighted-average remaining life (in years)	2	5	revolving		3
	Prepayment rate	n/a (1)	12.0–21.5%	15.0–45.4	%(2)	n/a	(3)
	Impact on fair value of a 10% adverse change	—	(3)	(3)		—
	Impact on fair value of a 20% adverse change	—	(5)	(5)		—
	Expected credit losses	0.3%	n/a (4)	2.7–5.0%		11.0%
	Impact on fair value of a 10% adverse change	—	—	(1)		—
	Impact on fair value of a 20% adverse change	—	—	(2)		—
	Residual cash flows discount rate (annual rate)	6.5%	4.7%	17.1–18.0%		n/a	(3)
	Impact on fair value of a 10% adverse change	—	(1)	—		—
	Impact on fair value of a 20% adverse change	—	(2)	—		—

(1)	Not applicable as these retained interests are not subject to prepayment risk.

(2)	Monthly prepayment rate.

(3)	Not applicable as the retained interest is rated as investment grade and does not represent future excess interest on the loans.

(4)	Not applicable as these mortgages are government guaranteed.

Static pool credit losses include actual incurred and projected credit losses divided by the original balance of securitized loans. The following table summarizes CIBC’s expected static pool credit losses:

				Non-
	Commercial	Residential	Credit	investment
% of outstanding loans, as at October 31	mortgages	mortgages	card loans	grade loans

2003 Actual and projected credit losses	0.2%	n/a(1)	3.4–5.4%	11.0%

2002 Actual and projected credit losses	0.3%	n/a(1)	2.7–5.0%	11.0%

(1)	Static pool losses are not applicable to residential mortgages as the mortgages are government guaranteed.

78	Notes to the Consolidated Financial Statements	CIBC Annual Report 2003	For what matters

The following table summarizes the loan principal, impaired and net credit losses for total loans reported on CIBC’s consolidated balance sheets and loans securitized:

$ millions, as at or for the years ended October 31

		Total	Impaired
		principal	and	Net
		amount of	other past	credit
Type of loan		loans	due loans	losses(1)

2003	Residential mortgages	$77,114	$204	$3
	Personal	23,390	242	170
	Credit card	11,405	56	484
	Business and government(2)	33,477	909	360

	Total loans reported and securitized(3)	145,386	1,411	1,017

	Less loans securitized:
	Residential mortgages	7,100	3	—
	Credit card	2,100	56	105
	Business and government(2)	300	—	—

	Total loans securitized	9,500	59	105

	Loans reported before allowance for credit losses	$135,886	$1,352	$912

2002	Residential mortgages	$69,812	$411	$3
	Personal	23,163	242	119
	Credit card	10,021	22	371
	Business and government(2)	42,461	1,843	1,098

	Total loans reported and securitized(3)	145,457	2,518	1,591

	Less loans securitized:
	Residential mortgages	3,200	212	—
	Credit card	2,400	22	90
	Business and government(2)	500	1	1

	Total loans securitized	6,100	235	91

	Loans reported before allowance for credit losses	$139,357	$2,283	$1,500

(1)	Excludes credit losses from loans held for sale and loan substitute securities.

(2)	Includes commercial mortgages and investment grade loans.

(3)	Includes loans outstanding and loans that have been securitized, which CIBC continues to manage.

     Note 7          LAND, BUILDINGS AND EQUIPMENT

	2003			2002

		Accumulated	Net book	Net book
$ millions, as at October 31	Cost	amortization(1)	value	value

Land	$61	$—	$61	$81
Buildings(2)	1,176	191	985	905
Computer equipment and software	1,815	1,332	483	533
Office furniture and other equipment	871	499	372	540
Leasehold improvements	631	439	192	188

	$4,554	$2,461	$2,093	$2,247

(1)	Amortization of buildings, furniture, equipment and leasehold improvements for the year amounted to $275 million (2002: $333 million; 2001: $310 million).

(2)	Includes $699 million (2002: $576 million) not being amortized as it relates to a building under construction that will be leased by CIBC when the construction is completed. CIBC is considered the owner of this building during the construction period under GAAP. Therefore, CIBC has recorded such building costs, including capitalized interest of $78 million (2002: $42 million), related to the project as buildings, with a corresponding obligation in other liabilities. Construction of the building is expected to be completed by December 2003.

CIBC Annual Report 2003	For what matters	Consolidated Financial Statements	79

     Note 8          GOODWILL AND OTHER INTANGIBLE ASSETS

As explained in Note 1, CIBC adopted the requirements of the CICA handbook section 3062, “Goodwill and Other Intangible Assets,” in 2002.

     CIBC completed its annual impairment testing on goodwill and other intangible assets with an indefinite life and determined that there were no impairment write-downs.

     During 2002, CIBC decided to close its U.S. electronic banking operations. As a result, CIBC recognized a write-down of $34 million on finite-lived other intangible assets related to these operations, and this amount is recorded in the restructuring charge.

     The total estimated amortization expense relating to other intangible assets for each of the next five years is $16 million for 2004, $16 million for 2005, $15 million for 2006, $12 million for 2007 and $11 million for 2008.

     The changes in the carrying amount of goodwill are as follows:

		CIBC Retail	CIBC Wealth	CIBC World	Corporate	CIBC
$ millions, for the years ended October 31		Markets	Management	Markets	and Other	Total

2003	Balance at beginning of year	$23	$882	$171	$2	$1,078
	Adjustments(1)	—	(16)	(4)	(13)	(33)
	Reclassifications(2)	—	—	(107)	107	—

	Balance at end of year	$23	$866	$60	$96	$1,045

2002	Balance at beginning of year	$20	$305	$67	$8	$400
	Goodwill acquired	4	563	108	—	675
	Adjustments(1)	(1)	14	(4)	(6)	3

	Balance at end of year	$23	$882	$171	$2	$1,078

(1)	Includes foreign currency translation and other purchase price equation adjustments.

(2)	Pertains to reclassification of Juniper Financial Corp. from CIBC World Markets to Corporate and Other on November 1, 2002.

The components of other intangible assets are as follows:

	2003			2002

	Gross		Net	Gross		Net
	carrying	Accumulated	carrying	carrying	Accumulated	carrying
$ millions, as at October 31	amount	amortization(1)	amount	amount	amortization(1)	amount

Finite-lived other intangible assets
Customer relationships	$150	$41	$109	$157	$26	$131
Contract based	51	21	30	57	16	41
Technology based(2)	—	—	—	43	35	8
Other	4	4	—	5	4	1

	205	66	139	262	81	181
Indefinite-lived other intangible assets
Contract based	116	—	116	116	—	116

Total other intangible assets	$321	$66	$255	$378	$81	$297

(1)	Amortization of other intangible assets for the year amounted to $20 million (2002: $32 million; 2001: $25 million).

(2)	Technology-based intangible assets were sold as part of the sale of IHP (Note 2).

In accordance with section 3062, the effect of this accounting change is reflected prospectively. Supplemental comparative disclosure, as if the change had been retroactively applied to year 2001, is as follows:

$ millions, except per share amounts, for the years ended October 31	2003	2002	2001

Reported net income	$2,063	$653	$1,686
Add back:
Goodwill amortization(1)	—	—	24
Goodwill amortization — equity accounted investments(2)	—	—	22

	—	—	46

Net income adjusted for goodwill amortization	$2,063	$653	$1,732

Basic EPS — Reported	$5.21	$1.37	$4.19
— Adjusted for goodwill	$5.21	$1.37	$4.31
Diluted EPS — Reported	$5.18	$1.35	$4.13
— Adjusted for goodwill	$5.18	$1.35	$4.25

(1)	Recorded in non-interest expenses in the consolidated statements of income.

(2)	Recorded in interest income in the consolidated statements of income.

80	Notes to the Consolidated Financial Statements	CIBC Annual Report 2003	For what matters

     Note 9          OTHER ASSETS

$ millions, as at October 31	2003	2002

Accrued interest receivable	$1,091	$1,423
Brokers’ client accounts	697	994
Future income tax asset (Note 20)	1,475	1,782
Other prepayments and deferred items	998	1,037
Other	5,518	4,977

	$9,779	$10,213

     Note 10          DEPOSITS

			Payable on a fixed date(3)

	Payable on	Payable after	Within	1 to	2 to	3 to	4 to	Over	2003	2002
$ millions, as at October 31	demand(1)	notice(2)	1 year	2 years	3 years	4 years	5 years	5 years	Total	Total

Personal	$5,984	$26,659	$22,430	$6,730	$4,412	$1,536	$1,433	$18	$69,202	$67,975
Business and government	16,471	6,021	69,545	5,177	1,983	2,563	2,278	2,730	106,768	117,986
Bank	668	104	9,560	1,153	—	—	—	675	12,160	10,669

	$23,123	$32,784	$101,535	$13,060	$6,395	$4,099	$3,711	$3,423	$188,130	$196,630

Total deposits include:
Non-interest-bearing deposits
In domestic offices									$8,971	$8,690
In foreign offices									269	445
Interest-bearing deposits
In domestic offices									116,516	110,382
In foreign offices									59,775	75,431
U.S. federal funds purchased									2,599	1,682

									$188,130	$196,630

(1)	Deposits payable on demand include all deposits for which CIBC does not have the right to require notice of withdrawal. These deposits are generally chequing accounts.

(2)	Deposits payable after notice include all deposits for which CIBC can legally require notice of withdrawal. These deposits are generally savings accounts.

(3)	Deposits payable on a fixed date include all deposits which mature on a specified date. These deposits are generally term deposits, guaranteed investment certificates and similar instruments.

     Note 11          OTHER LIABILITIES

$ millions, as at October 31	2003	2002

Accrued interest payable	$1,063	$1,437
Current income tax	1,790	—
Gold and silver certificates	90	161
Brokers’ client accounts	2,211	2,139
Cheques and other items in transit, net	788	342
Deferred gain on sale of real estate properties(1)	94	110
Other deferred items	316	344
Restructuring provision (Note 17)	85	452
Accrued expenses	866	874
Non-controlling interests in subsidiaries	22	111
Other	6,673	5,010

	$13,998	$10,980

(1)	Deferred gain is being recognized in income each year over the approximate 10-year average term of the leases relating to properties sold and leased back by CIBC in 2000.

CIBC Annual Report 2003	For what matters	Consolidated Financial Statements	81

     Note 12          SUBORDINATED INDEBTEDNESS

The indebtedness included in the table below is unsecured and subordinated to deposits and other liabilities. Foreign currency denominated indebtedness either funds foreign currency denominated assets (including net investments in foreign operations) or is combined with cross-currency swaps to provide Canadian dollar equivalent funding.

TERMS OF SUBORDINATED INDEBTEDNESS

$ millions, as at October 31

				Earliest date redeemable by CIBC

Interest rate				At greater of Canada		Denominated
%		Maturity date		Yield Price(1) and par	At par	in foreign currency		2003	2002

5.5		June 21, 2003	(2)			Yen 5 billion		$—	$64
11.125		February 10, 2004	(2)					1	1
7.1		March 10, 2004		March 10, 1999				67	67
8.55		May 12, 2005		May 12, 2000				1	1
8.65		August 22, 2005		August 22, 2000				24	24
Floating	(3)	March 4, 2008			March 4, 2003			—	50
Floating	(4)	May 19, 2008			May 18, 2003	US$250 million		—	389
6.5	(5)	October 21, 2009		October 21, 1999	October 21, 2004			400	400
7.4	(5)	January 31, 2011			January 31, 2006			250	250
8.15	(5)	April 25, 2011		April 25, 2001	April 25, 2006			250	250
7.0	(5)	October 23, 2011		October 23, 2001	October 23, 2006			250	250
Floating	(6)	August 14, 2012			August 14, 2007	US$300 million		396	467
4.75	(5)	January 21, 2013		January 20, 2003	January 21, 2008			250	—
5.89	(5)	February 26, 2013		February 26, 1998	February 26, 2008			120	120
9.65		October 31, 2014		November 1, 1999				250	250
8.7		May 25, 2029	(2)					25	25
11.6		January 7, 2031		January 7, 1996				200	200
10.8		May 15, 2031		May 15, 2021				150	150
8.7		May 25, 2032	(2)					25	25
8.7		May 25, 2033	(2)					25	25
8.7		May 25, 2035	(2)					25	25
Floating	(7)	July 31, 2084			July 27, 1990	US$251 million	(9)	331	397
Floating	(8)	August 31, 2085			August 20, 1991	US$119 million	(10)	157	197

								$3,197	$3,627

(1)	Canada Yield Price: a price calculated at the time of redemption to provide a yield to maturity equal to the yield of a Government of Canada bond of appropriate maturity plus a pre-determined spread.

(2)	Not redeemable prior to maturity date.

(3)	Redeemed for cash on March 4, 2003. Interest rate was based on the three-month Canadian dollar bankers’ acceptance rate plus 0.21% until the earliest date redeemable by CIBC.

(4)	Redeemed for cash on May 19, 2003. Interest rate was based on the three-month London inter-bank offered rate for US$ deposits (US$ LIBOR) plus 0.25% until the earliest date redeemable by CIBC World Markets plc.

(5)	Interest rate is fixed at the indicated rate until the earliest date redeemable at par by CIBC and, thereafter, at the three-month Canadian dollar bankers’ acceptance rate plus 1.00%.

(6)	Issued by CIBC World Markets plc and guaranteed by CIBC on a subordinated basis. Interest rate is based on the three-month US$ LIBOR plus 0.35% until the earliest date redeemable by CIBC World Markets plc and, thereafter, on the three-month US$ LIBOR plus 1.35%.

(7)	Interest rate is based on the six-month US$ LIBOR plus 0.25%.

(8)	Interest rate is based on the six-month US$ LIBOR plus 0.125%.

(9)	US$4 million of the indebtedness was repurchased for cash during the year (2002: nil).

(10)	US$7 million of the indebtedness was repurchased for cash during the year (2002: US$20 million).

The aggregate contractual maturities of CIBC’s subordinated indebtedness are outlined in the following table:

REPAYMENT SCHEDULE

$ millions	2003

Within 1 year	$68
1 to 2 years	25
2 to 3 years	—
3 to 4 years	—
4 to 5 years	—
Over 5 years	3,104

Total	$3,197

82	Notes to the Consolidated Financial Statements	CIBC Annual Report 2003	For what matters

     Note 13          INTEREST RATE SENSITIVITY

CIBC is exposed to interest rate risk as a consequence of the mismatch, or gap, between the assets, liabilities and off-balance sheet instruments scheduled to mature or reprice on particular dates. The gaps which existed at October 31 based on the earlier of maturity or repricing date of interest-sensitive instruments are detailed as follows:

		Based on earlier of maturity or repricing date of interest-sensitive instruments(1)(2)

		Floating	Within	3 to 12	1 to 5	Over 5	Not interest
$ millions, as at October 31		rate	3 months	months	years	years	rate sensitive	Total

2003	Assets
	Cash resources	$1,762	$5,748	$1,351	$—	$—	$1,593	$10,454
	Effective yield(3)		1.65%	1.38%
	Securities held for investment and loan substitute securities	1,450	524	2,228	3,534	8,442	2,042	18,220
	Effective yield(3)		3.48%	3.56%	5.23%	5.43%
	Securities held for trading	963	8,987	8,299	6,777	4,656	22,600	52,282
	Effective yield(3)		1.28%	2.62%	3.84%	5.40%
	Securities borrowed or purchased under resale agreements	—	18,546	1,283	—	—	—	19,829
	Effective yield(3)		1.76%	2.92%
	Loans	76,918	13,059	7,673	30,367	4,758	1,159	133,934
	Effective yield(3)		4.42%	5.54%	5.90%	6.43%
	Other	—	22,796	—	—	—	19,632	42,428

	Total assets	$81,093	$69,660	$20,834	$40,678	$17,856	$47,026	$277,147

	Liabilities and shareholders’ equity
	Deposits	$71,145	$63,962	$24,544	$17,258	$769	$10,452	$188,130
	Effective yield(3)		2.00%	2.40%	3.52%	5.00%
	Obligations related to securities sold short	—	403	225	4,319	2,491	4,221	11,659
	Effective yield(3)		2.66%	2.66%	3.89%	3.95%
	Obligations related to securities lent or sold under repurchase agreements	213	19,080	—	—	—	—	19,293
	Effective yield(3)		1.45%
	Subordinated indebtedness	—	884	468	1,145	700	—	3,197
	Effective yield(3)		2.09%	6.60%	6.99%	10.31%
	Other	—	21,933	644	2,414	300	29,577	54,868

	Total liabilities and shareholders’ equity	$71,358	$106,262	$25,881	$25,136	$4,260	$44,250	$277,147

	On-balance sheet gap	$9,735	$(36,602)	$(5,047)	$15,542	$13,596	$2,776	$—
	Off-balance sheet gap	—	8,106	4,243	(3,456)	(8,893)	—	—

	Total gap	$9,735	$(28,496)	$(804)	$12,086	$4,703	$2,776	$—
	Total cumulative gap	$9,735	$(18,761)	$(19,565)	$(7,479)	$(2,776)	$—	$—

	Gap by currency
	On-balance sheet gap
	Canadian currency	$34,978	$(45,139)	$(854)	$14,048	$3,041	$(6,074)	$—
	Foreign currencies	(25,243)	8,537	(4,193)	1,494	10,555	8,850	—

	Total on-balance sheet gap	9,735	(36,602)	(5,047)	15,542	13,596	2,776	—

	Off-balance sheet gap
	Canadian currency	—	1,925	(4,158)	1,775	458	—	—
	Foreign currencies	—	6,181	8,401	(5,231)	(9,351)	—	—

	Total off-balance sheet gap	—	8,106	4,243	(3,456)	(8,893)	—	—

	Total gap	$9,735	$(28,496)	$(804)	$12,086	$4,703	$2,776	$—

2002	Gap by currency
	On-balance sheet gap
	Canadian currency	$38,063	$(50,138)	$(4,494)	$25,682	$4,878	$(13,991)	$—
	Foreign currencies	(18,402)	13,898	(3,230)	668	3,657	3,409	—

	Total on-balance sheet gap	19,661	(36,240)	(7,724)	26,350	8,535	(10,582)	—

	Off-balance sheet gap
	Canadian currency	—	6,036	(3,608)	(1,236)	(1,192)	—	—
	Foreign currencies	—	21,808	(13,848)	(7,331)	(629)	—	—

	Total off-balance sheet gap	—	27,844	(17,456)	(8,567)	(1,821)	—	—

	Total gap	$19,661	$(8,396)	$(25,180)	$17,783	$6,714	$(10,582)	$—
	Total cumulative gap	$19,661	$11,265	$(13,915)	$3,868	$10,582	$—	$—

(1)	The financial assets and liabilities have been presented in the consolidated gap table based on the earlier of their contractual repricing or maturity date. In the normal course of business, mortgage and other consumer loan customers frequently repay their loans in part or in full prior to the contractual maturity date. Similarly, some term deposits are sometimes cashed before their contractual maturity date. In addition, trading account positions can fluctuate significantly from day to day.

(2)	Certain assets and liabilities in the above table are shown as non-interest rate sensitive. CIBC manages the interest rate gap by imputing a duration based on historical and forecasted core balance trends. Shareholders’ equity, except for preferred shares, is shown as non-interest rate sensitive.

(3)	Represents the weighted-average effective yield based on the earlier of contractual repricing or maturity date.

CIBC Annual Report 2003	For what matters	Consolidated Financial Statements	83

Note 14          SHARE CAPITAL

Preferred shares
An unlimited number of Class A Preferred Shares and Class B Preferred Shares without nominal or par value issuable in series, provided that for a class of preferred shares the maximum aggregate consideration for all outstanding shares of that class at any time does not exceed $10 billion.

Common shares
An unlimited number of common shares without nominal or par value provided that the maximum aggregate consideration for all outstanding common shares at any time does not exceed $15 billion.

Share rights and privileges
Class A Preferred Shares
Each series of Class A Preferred Shares bears quarterly non-cumulative dividends and is redeemable for cash by CIBC on or after the specified redemption dates at the cash redemption prices indicated below. Each series, except as noted below, provides CIBC and the shareholders with the right to convert the shares to CIBC common shares on or after a specified conversion date. Each share is convertible into a number of common shares determined by dividing the then applicable cash redemption price by 95% of the average common share price (as defined in the short form prospectus or prospectus supplement), subject to a minimum price of $2.00 per share. Where shareholders exercise their conversion right, CIBC has the right, subject to OSFI’s consent, to elect to redeem for cash any shares tendered for conversion or to arrange for their cash sale to another purchaser.

TERMS OF PREFERRED SHARES

				Conversion to common shares

	Quarterly	Specified	Cash redemption	CIBC	Shareholders’
	dividends per share(1)	redemption date	price per share	conversion date	conversion date

Series 15	$0.353125	July 31, 2004	$26.00	July 31, 2004	July 31, 2007
		July 31, 2005	25.50
		July 31, 2006	25.00

Series 16	US$0.353125	October 29, 2004	US$25.50	October 29, 2004	October 29, 2007
		October 29, 2005	25.25
		October 29, 2006	25.00

Series 17	$0.340625	October 29, 2004	$25.50	October 29, 2004	October 29, 2007
		October 29, 2005	25.25
		October 29, 2006	25.00

Series 18	$0.343750	October 29, 2012	$25.00	not convertible	not convertible

Series 19	$0.309375	April 30, 2008	$25.75	April 30, 2008	April 30, 2013
		April 30, 2009	25.60
		April 30, 2010	25.45
		April 30, 2011	25.30
		April 30, 2012	25.15
		April 30, 2013	25.00

Series 20	US$0.321875	October 31, 2005	US$25.50	October 31, 2005	April 30, 2008
		October 31, 2006	25.25
		October 31, 2007	25.00

Series 21	$0.375000	July 31, 2005	$26.00	July 31, 2005	July 31, 2010
		July 31, 2006	25.75
		July 31, 2007	25.50
		July 31, 2008	25.25
		July 31, 2009	25.00

Series 22	US$0.390625	July 31, 2005	US$26.00	July 31, 2005	July 31, 2010
		July 31, 2006	25.75
		July 31, 2007	25.50
		July 31, 2008	25.25
		July 31, 2009	25.00

Series 23	$0.331250	October 31, 2007	$25.75	October 31, 2007	July 31, 2011
		October 31, 2008	25.50
		October 31, 2009	25.25
		October 31, 2010	25.00

Series 24	$0.375000	January 31, 2007	$26.00	January 31, 2007	not convertible
		January 31, 2008	25.75
		January 31, 2009	25.50
		January 31, 2010	25.25
		January 31, 2011	25.00

Series 25	$0.375000	July 31, 2007	$26.00	July 31, 2007	not convertible
		July 31, 2008	25.75
		July 31, 2009	25.50
		July 31, 2010	25.25
		July 31, 2011	25.00

Series 26	$0.359375	April 30, 2008	$26.00	April 30, 2008	not convertible
		April 30, 2009	25.75
		April 30, 2010	25.50
		April 30, 2011	25.25
		April 30, 2012	25.00

Series 27	$0.350000	October 31, 2008	$26.00	October 31, 2008	not convertible
		October 31, 2009	25.75
		October 31, 2010	25.50
		October 31, 2011	25.25
		October 31, 2012	25.00

(1)	The quarterly dividends are adjusted for the number of days during the quarter that the share is outstanding at the time of issuance and redemption.

84	Notes to the Consolidated Financial Statements	CIBC Annual Report 2003	For what matters

OUTSTANDING SHARES AND DIVIDENDS PAID

	2003				2002				2001

As at or for the years	Shares outstanding		Dividends paid		Shares outstanding		Dividends paid		Dividends paid
ended October 31	No. of shares	$ millions	$ millions	$ per share	No. of shares	$ millions	$ millions	$ per share	$ millions	$ per share

Class A Preferred Shares
Fixed-rate shares entitled to non-cumulative dividends
Series 14	—	$—	$9	$1.12	8,000,000	$200	$12	$1.49	$12	$1.49
Series 15	12,000,000	300	17	1.41	12,000,000	300	17	1.41	17	1.41
Series 16	5,500,000	181	11	US 1.41	5,500,000	214	12	US 1.41	11	US 1.41
Series 17	6,500,000	162	9	1.36	6,500,000	162	9	1.36	9	1.36
Series 18	12,000,000	300	16	1.38	12,000,000	300	16	1.38	17	1.38
Series 19	8,000,000	200	10	1.24	8,000,000	200	10	1.24	10	1.24
Series 20	4,000,000	132	7	US 1.29	4,000,000	156	8	US 1.29	8	US 1.29
Series 21	8,000,000	200	12	1.50	8,000,000	200	12	1.50	12	1.50
Series 22	4,000,000	132	9	US 1.56	4,000,000	156	10	US 1.56	9	US 1.56
Series 23	16,000,000	400	21	1.33	16,000,000	400	21	1.33	16	0.99
Series 24	16,000,000	400	24	1.50	16,000,000	400	21	1.30	—	—
Series 25	16,000,000	400	24	1.50	16,000,000	400	13	0.80	—	—
Series 26	10,000,000	250	11	1.09	—	—	—	—	—	—
Series 27	12,000,000	300	—	—	—	—	—	—	—	—

Total preferred share capital and dividends		$3,357	$180			$3,088	$161		$121

Common shares
Total common share capital at beginning of year	359,064,369	$2,842			363,187,931	$2,827
Issued pursuant to stock option plans	2,978,545	108			1,562,438	59
Purchase of common shares for cancellation	—	—			(5,686,000)	(44)

Total common share capital and dividends	362,042,914	$2,950	$591	$1.64	359,064,369	$2,842	$577	$1.60	$536	$1.44

Total dividends paid			$771				$738		$657

Restrictions on the payment of dividends
CIBC is prohibited by the Bank Act (Canada) from declaring or paying any dividends on its preferred shares or common shares if there are reasonable grounds for believing that CIBC is, or the payment would cause CIBC to be, in contravention of any capital adequacy or liquidity regulation or any direction to CIBC made by OSFI regarding CIBC’s capital or liquidity.

     In addition, Section 79(5) of the Bank Act prohibits CIBC from paying a dividend in any financial year without the approval of OSFI if, on the day the dividend is declared, the total of all dividends declared by CIBC in that year would exceed the aggregate of CIBC’s net income up to that day in that year and of its retained net income for the preceding two financial years.

     CIBC’s ability to pay common share dividends is also restricted by the terms of the outstanding preferred shares, which provide that CIBC may not pay dividends on its common shares at any time without the approval of holders of the outstanding preferred shares unless all dividends which are then payable have been declared and paid or set apart for payment.

Shareholder Investment Plan
Under the Shareholder Investment Plan, eligible shareholders have the right to participate in one or more of the Dividend Reinvestment Option, the Share Purchase Option and the Stock Dividend Option.

Shares reserved for issue
As at October 31, 2003, 27,402,238 common shares were reserved for future issue pursuant to stock option plans.

Normal course issuer bid
On January 9, 2002, CIBC commenced a normal course issuer bid, effective for one year, to purchase up to 18 million common shares, just under 5% of its outstanding common shares as at December 31, 2001. As at October 31, 2002, approximately 5.7 million shares were repurchased under the program for an aggregate consideration of $313 million. There were no repurchases under this bid in 2003, which ended on January 8, 2003.

     On November 26, 2003, CIBC announced its intention to commence a new share repurchase program. Subject to the Toronto Stock Exchange approval, CIBC intends to repurchase over the ensuing 12 months up to an aggregate of 18 million of CIBC’s issued and outstanding common shares.

Regulatory capital
CIBC’s regulatory capital requirements are determined in accordance with guidelines issued by OSFI. The OSFI guidelines evolve from the framework of risk-based capital standards developed by the Bank for International Settlements (BIS).

CIBC Annual Report 2003	For what matters	Consolidated Financial Statements	85

     BIS standards require that banks maintain minimum Tier 1 and total capital ratios of 4% and 8%, respectively. OSFI has established that Canadian deposit-taking financial institutions should attain Tier 1 and total capital ratios of at least 7% and 10%, respectively, and that banks not exceed a maximum assets-to-capital multiple of 20 times, unless otherwise approved.

CIBC’s capital ratios and assets-to-capital multiple are as follows:

CAPITAL RATIOS AND ASSETS-TO-CAPITAL MULTIPLE

$ millions, as at October 31	2003	2002

Tier 1 capital	$12,529	$11,037
Total regulatory capital	15,165	14,296
Tier 1 capital ratio	10.8%	8.7%
Total capital ratio	13.0%	11.3%
Assets-to-capital multiple	17.6x	18.3x

Note 15          STOCK-BASED COMPENSATION

In 2002, CIBC early adopted, effective November 1, 2001, the requirements of the CICA handbook section 3870, “Stock-Based Compensation and Other Stock-Based Payments.” This resulted in a $42 million after-tax charge to opening retained earnings at November 1, 2001, a $72 million pre-tax increase in liabilities and an increase in future income tax assets of $30 million.

Stock option plans
CIBC has two stock option plans: Employee Stock Option Plan and Non-Officer Director Stock Option Plan.

     Under CIBC’s Employee Stock Option Plan, stock options are periodically granted to selected employees. Options provide the employee with the right to purchase CIBC common shares from CIBC at a fixed price not less than the closing price of the shares on the trading day immediately preceding the grant date. In general, the options vest evenly over a four-year period and expire 10 years from the grant date. Certain options expiring in February 2010 vest based upon the attainment of specified share prices, and certain options vest based upon the earlier of the attainment of these prices and seven years.

     Up to 50% of options relating to the Employee Stock Option Plan granted prior to 2000 can be exercised as SARs. SARs can be exchanged for a cash amount equal to the excess of the weighted-average price of the common shares on the Toronto Stock Exchange on the trading day immediately preceding the day the SARs are exercised over the option strike price.

     Under CIBC’s Non-Officer Director Stock Option Plan, each director who is not an officer or employee of CIBC or any of its subsidiaries is provided with the right to purchase CIBC common shares from CIBC at a fixed price equal to the five-day average of the closing price per share on the Toronto Stock Exchange for the five trading days preceding the date of the grant. The options, which are not eligible for SARs, vest immediately and expire 10 years from the grant date.

     A maximum of 42,834,500 common shares may be issued under CIBC’s stock option plans.

     The weighted-average grant-date fair value of options granted during 2003 has been estimated at $12.38 (2002: $16.24) using the Black-Scholes option-pricing model. The following weighted-average assumptions were used to determine the fair value of options on the date of grant:

For the years ended October 31	2003	2002

Weighted-average assumptions
Risk-free interest rate	5.06%	5.42%
Expected dividend yield	3.00%	3.00%
Expected share price volatility	25.69%	25.86%
Expected life	10.0 years	10.0 years

Compensation expense in respect of stock options and SARs totalled $114 million for 2003 (2002: $(15) million).

Employee Share Purchase Plan
Under CIBC’s Employee Share Purchase Plan, qualifying employees can choose each year to have up to 10% of their annual base earnings withheld to purchase CIBC common shares. CIBC matches 50% of the employee contribution amount up to a maximum of 3%. All contributions are used by the plan trustee to purchase common shares in the open market during each pay period. CIBC contributions vest after two years of continuous participation in the plan, and all subsequent contributions vest immediately. CIBC’s contribution is expensed as incurred and totalled $28 million for 2003 (2002: $29 million; 2001: $30 million).

Restricted Share Program
Under CIBC’s Restricted Share Program (RSP), share equivalents are awarded under the following compensation plans:

Restricted Share Awards
Under the CIBC Restricted Share Awards (RSA) Plan, which began in 2000, certain key employees are granted awards to receive CIBC common shares as part of their total compensation. Additionally, RSAs may be awarded as special grants. The funding for awards is paid into a trust which purchases CIBC common shares in the open market. RSAs vest one-third annually or at the end of three years, and the common shares held in the trust are distributed generally within a three-year period, beginning one year after the fiscal year of the grant. In 2003, a majority of key employees who would have been eligible to receive awards in prior years under the CIBC Stock Participation Plan (SPP) and the Long Term Incentive Plan (LTIP) became eligible to receive RSA awards. Compensation expense in respect of RSAs totalled $230 million for 2003 (2002: $38 million; 2001: $51 million).

86	Notes to the Consolidated Financial Statements	CIBC Annual Report 2003	For what matters

Stock Participation Plan
Under the CIBC Stock Participation Plan (SPP), which began in 2000, certain key employees are granted awards to receive CIBC common shares as a portion of their total compensation. The funding for awards is paid into a trust which purchases CIBC common shares in the open market. SPP awards vest one-third annually or at the end of three years and the common shares held in the trust are distributed generally within a three-year period, beginning one year after the fiscal year of the grant. In 2003,employees who were eligible to receive awards under the SPP became eligible to receive RSA awards. Additionally, SPP awards may be issued as special grants, which generally vest and the common shares held in the trust are distributed within three years from the grant date. Compensation expense in respect of SPP awards totalled $11 million for 2003 (2002: $173 million; 2001: $98 million).

Long Term Incentive Plan and Special Incentive Program
Under CIBC’s Long Term Incentive Plan (LTIP), certain key employees are granted awards to receive CIBC common shares as a portion of their total compensation. The funding for awards is paid into a trust which purchases CIBC common shares in the open market. Generally, LTIP awards vest and the common shares held in the trust are distributed within a three-year period, beginning one year after the fiscal year of the grant. In 2003, there were no awards made from LTIP and the employees became eligible to receive RSA awards.

     Under CIBC’s Special Incentive Program (SIP), certain key employees receive common share-based awards. The funding for awards under the SIP is comparable with those of the LTIP. The awards relating to some of the key employees vested and were distributed as at October 31, 2003, the date the plan expired. For other key employees, the value of awards is converted into Retirement Special Incentive Program deferred share units (RSIP DSUs). Each RSIP DSU represents the right to receive one CIBC common share and additional RSIP DSUs in respect of dividends earned by the CIBC common shares held by the trust. RSIP DSUs vested on October 31, 2003, and will be distributed in the form of CIBC common shares upon retirement or termination of employment.

     Compensation expense for these two plans totalled nil for 2003 (2002: $113 million; 2001: $150 million).

Directors’ plans
Members of CIBC’s Board of Directors who are not officers or employees of CIBC or any of its subsidiaries may elect to receive the annual amount payable by CIBC under the Deferred Share Unit/Common Share Election Plan as deferred share units (DSUs) or CIBC common shares.

     The members may also elect, under the Director Share Plan, to receive all or a portion of their compensation (annual retainer, committee member fee, committee chair fee and meeting fees) in the form of cash, CIBC common shares or DSUs.

     Compensation expense in respect of these plans totalled $3 million for 2003 (2002: $2 million; 2001: $2 million). The value of DSUs credited to a director is payable when he or she is no longer a director or employee of CIBC. In addition, under the Deferred Share Unit/Common Share Election Plan the value of DSUs is payable when the director is no longer related to or affiliated with CIBC as “related” and “affiliated” are defined in the Income Tax Act (Canada).

STOCK OPTION PLANS

	2003		2002		2001

		Weighted-		Weighted-		Weighted-
	Number	average	Number	average	Number	average
	of stock	exercise	of stock	exercise	of stock	exercise
As at or for the years ended October 31	options	price	options	price	options	price

Outstanding at beginning of year	19,942,954	$39.74	19,070,952	$36.55	20,247,187	$33.28
Granted	1,982,780	43.11	3,042,992	54.48	3,021,990	48.60
Exercised	(2,978,545)	32.81	(1,562,438)	30.78	(2,983,736)	30.19
Forfeited/cancelled	(816,432)	48.96	(302,277)	42.78	(652,749)	27.43
Exercised as SARs	(354,525)	31.69	(306,275)	30.12	(561,740)	38.72

Outstanding at end of year	17,776,232	$41.02	19,942,954	$39.74	19,070,952	$36.55

Exercisable at end of year	11,277,020	$37.96	10,683,434	$34.48	13,202,090	$34.15

STOCK OPTIONS OUTSTANDING AND VESTED

	Stock options outstanding			Stock options vested

		Weighted-
		average	Weighted-		Weighted-
		contractual	average		average
	Number	life	exercise	Number	exercise	Exercisable
Range of exercise prices	outstanding	remaining	price	outstanding	price	as SARs

$15.375 – $21.125	1,332,594	1.74	$19.22	1,332,094	$19.22	679,765
$31.700 – $39.850	7,266,373	5.43	37.07	5,889,546	36.95	1,940,076
$40.350 – $49.940	5,501,800	6.79	42.89	2,812,514	42.03	1,007,305
$50.330 – $57.190	3,675,465	7.86	53.93	1,242,866	53.57	—

Total	17,776,232	6.08	$41.02	11,277,020	$37.96	3,627,146

CIBC Annual Report 2003	For what matters	Consolidated Financial Statements	87

Note 16          EMPLOYEE FUTURE BENEFITS

CIBC is the sponsor of pension plans for eligible employees in Canada, the U.S. and the U.K. These plans include registered funded pension plans, supplemental unfunded arrangements, which provide pension benefits in excess of statutory limits, and defined contribution plans. The pension plans are predominantly non-contributory, but some participants contribute to their respective plans and receive a higher pension. These benefits are, in general, based on years of service and compensation near retirement. CIBC also provides certain health-care, life insurance and other benefits to employees and eligible pensioners, on a non-contributory basis. In addition, CIBC has a long-term disability plan to provide benefits to disabled employees.

     The financial positions of the employee pension benefit plans and other benefit plans are as follows:

	Pension			Other
	benefit plans			benefit plans

$ millions, for the years ended October 31	2003	2002	2001	2003	2002	2001

Accrued benefit obligation(1)
Balance at beginning of year	$2,537	$2,226	$2,013	$696	$609	$130
Adjustment for change in accounting policy	—	—	163	—	—	403
Adjustment for inclusion of subsidiary plans	—	216 (2)	—	—	19	—
Current service cost	77	80	66	55	53	37
Employees’ contributions	9	10	11	—	—	—
Interest cost	166	167	148	43	39	36
Benefits paid	(166)	(142)	(134)	(43)	(38)	(36)
Foreign exchange rate changes	(27)	7	—	(4)	—	—
Actuarial losses (gains)	281	(73)	(48)	68	14	39
Special termination benefits	8	—	—	—	—	—
Plan amendments	(7)	45	12	—	—	—
Divestitures	(46)	—	—	—	—	—
Corporate restructuring giving rise to:
Settlements	(34)	—	—	(6)	—	—
Curtailments	—	1	(5)	(6)	—	—

Balance at end of year	$2,798	$2,537	$2,226	$803	$696	$609

Plan assets(1)(3)
Fair value at beginning of year	$2,188	$2,121	$2,545	$106	$103	$111
Adjustment for change in accounting policy	—	—	48	—	—	—
Adjustment for inclusion of subsidiary plans	—	211 (2)	—	—	—	—
Actual return on plan assets	257	(106)	(364)	9	(4)	(3)
Employer contributions	253	88	15	44	45	31
Employees’ contributions	9	10	11	—	—	—
Benefits paid	(166)	(142)	(134)	(43)	(38)	(36)
Foreign exchange rate changes	(19)	6	—	—	—	—
Divestitures	(46)	—	—	—	—	—
Corporate restructuring giving rise to settlements	(34)	—	—	—	—	—

Fair value at end of year	$2,442	$2,188	$2,121	$116	$106	$103

Funded status — plan deficit	$(356)	$(349)	$(105)	$(687)	$(590)	$(506)
Employer contribution received after measurement date	—	15	—	—	—	—
Unamortized net actuarial losses	953	786	506	118	59	39
Unamortized past service costs	42	54	12	—	—	—
Unamortized transitional obligation	(19)	(23)	—	5	6	—

Accrued benefit asset (liability)	620	483	413	(564)	(525)	(467)
Valuation allowance	(17)	(16)	—	—	—	—

Accrued benefit asset (liability), net of valuation allowance	$603	$467	$413	$(564)	$(525)	$(467)

Current service cost	$77	$80	$66	$55	$53	$37
Interest cost	166	167	148	43	39	36
Expected return on plan assets	(188)	(199)	(191)	(7)	(8)	(8)
Amortization of past service costs	3	2	1	—	—	—
Amortization of net actuarial (gains) losses	15	2	—	5	5	—
Amortization of transitional asset	(2)	(2)	—	—	—	—
Curtailment losses (gains)	3	2	(5)	(6)	—	—
Settlement losses	20	—	—	—	—	—
Contractual termination benefits	8	—	—	—	—	—
Change in valuation allowance	1	(8)	—	—	—	—

Net benefit plan expense	$103	$44	$19	$90	$89	$65

Weighted-average assumptions at year-end
Discount rate	6.2%	6.7%	6.75%	6.1%	6.4%	6.75%
Expected long-term rate of return on plan assets	7.0%	7.5%	7.5%	6.5%	7.0%	7.5%
Rate of compensation increase	3.6%	3.7%	4.0%	3.3%	3.4%	4.0%

(1)	Plans are measured annually at September 30.

(2)	Net of valuation allowance of $24 million.

(3)	Plan assets of pension benefit plans include securities of CIBC having a fair value of $14 million at October 31, 2003 (2002: $15 million; 2001: $15 million).

88	Notes to the Consolidated Financial Statements	CIBC Annual Report 2003	For what matters

Included in the accrued benefit obligation and fair value of the plan assets at year-end are the following amounts in respect of plans that are not fully funded:

	Pension benefit plans			Other benefit plans

$ millions, as at October 31	2003	2002	2001	2003	2002	2001

Accrued benefit obligation	$2,755	$2,499	$120	$803	$696	$609
Fair value of plan assets	2,378	2,128	—	116	106	103

Funded status — plan deficit	$(377)	$(371)	$(120)	$(687)	$(590)	$(506)

A 10.1% weighted-average annual rate of increase in the per capita cost of covered health-care benefits was assumed for 2003 (2002: 9.2%; 2001: 9%). The rate was assumed to decrease gradually to 4.5% for 2011 and remain at that level thereafter. The effect of a 1% increase each year in the assumed health-care cost trend rate would be to increase the post-retirement benefit expense by $11 million (2002: $10 million; 2001: $7 million) and the accumulated post-retirement benefit obligation by $97 million (2002: $80 million; 2001: $60 million).

     The accrued benefit asset (liability) is included in other assets and other liabilities as follows:

	Pension benefit plans			Other benefit plans

$ millions, as at October 31	2003	2002	2001	2003	2002	2001

Other assets (Note 9)	$747	$604	$533	$—	$—	$—
Other liabilities (Note 11)	(144)	(137)	(120)	(564)	(525)	(467)

Accrued benefit asset (liability), net of valuation allowance	$603	$467	$413	$(564)	$(525)	$(467)

CIBC also maintains defined contribution plans for certain employees. The expense for CIBC’s defined contribution pension plans totalled $19 million (2002: $25 million; 2001: $26 million). Expense for government pension plans (Canada Pension Plan/Quebec Pension Plan/U.S. Federal Insurance Contributions Act) totalled $82 million (2002: $87 million; 2001: $78 million).

Note 17          RESTRUCTURING

In 2002, CIBC recorded a restructuring charge of $508 million relating to the closing of its U.S. electronic banking operations and restructuring initiatives in other businesses.

     Significant actions taken in 2003 under this restructuring program include the following:

•	CIBC Retail Markets — CIBC Retail Markets has finalized winding down bizSmart operations, completed staff reductions in certain businesses and continued to reconfigure the branch network.

•	CIBC World Markets — CIBC World Markets substantially completed staff reduction programs that were disclosed at the end of 2002. Outstanding provisions relate mainly to future costs associated with vacant space, and severance commitments for employees who no longer work for CIBC.

•	Corporate and Other — Technology & Operations support for CIBC Retail Markets, CIBC Wealth Management and CIBC World Markets businesses has experienced significant efficiencies as a result of aligning cost structures with current market conditions.

     The U.S. electronic banking operations have divested all operating units and liquidated the U.S. banking entities. In addition, all significant contracts, including contracts with the major U.S. banking alliances, have been settled, and all employee positions have been eliminated.

During the year, CIBC changed its estimate for restructuring, resulting in a $31 million reduction in the original provision. The change in estimate resulted from facts and circumstances occurring subsequent to the original charge. In particular, severance costs were less than originally anticipated due to higher levels of attrition and redeployment within CIBC. In addition, vendor and contract termination costs were less than originally anticipated, and there was improved recovery on assets.

     Approximately 2,500 positions were eliminated in 2003. These initiatives in total are expected to result in the elimination of approximately 2,700 positions.

     The components of the charges and movements in the associated provision are as follows:

CIBC Annual Report 2003	For what matters	Consolidated Financial Statements	89

RESTRUCTURING

	2003				2002

		Contract				Contract
	Termination	termination			Termination	termination
$ millions, for the years ended October 31	benefits	costs	Other	Total	benefits	costs	Other	Total

Balance at beginning of year	$194	$185	$73	$452	$186	$—	$26	$212
Restructuring charge	—	—	—	—	140	185	183	508
Change in estimate	(16)	(10)	(5)	(31)	6	—	—	6
Cash payments	(135)	(164)	(37)	(336)	(138)	—	(1)	(139)
Non-cash items	—	—	—	—	—	—	(135)	(135)

Balance at end of year	$43	$11	$31	$85	$194	$185	$73	$452

Note 18          EVENTS OF SEPTEMBER 11, 2001

CIBC’s New York operations located at One World Financial Center, in close proximity to the World Trade Center, were directly affected by the events of September 11, 2001. Although CIBC is still in negotiations with certain insurance carriers as to a final settlement of the insurance claims, CIBC recorded a receivable for the amounts for which it considers recovery is probable. During the year, CIBC received insurance claim payments of $60 million and applied them against the receivable. These payments had no impact on CIBC’s consolidated net income for the year and any future insurance recoveries are not expected to have a significant impact on CIBC’s future consolidated net income. During the year, CIBC settled a business interruption insurance claim and recorded $20 million in other non-interest income.

     Following the events of September 11, 2001, CIBC entered into leases for various temporary midtown Manhattan premises. In conjunction with the Oppenheimer sale in 2003, CIBC decided to reconfigure these temporary premises and recognized $40 million as part of the total contract termination costs as described in Note 2. Net loss relating to the events of September 11, 2001 was $32 million and $7 million for 2002 and 2001, respectively.

Note 19          AIR CANADA CONTRACT

In 1999, CIBC made a payment of $200 million plus applicable taxes to Air Canada to extend the Aerogold Visa contract and thereby continue to obtain certain exclusive rights to purchase Aeroplan miles at a preset price per mile for the period 2002 to 2009. The payment was deferred and amortized over the life of the contract.

     Subsequent to Air Canada filing for protection under the Companies’ Creditors Arrangement Act (CCAA) on April 1, 2003, CIBC and Air Canada reached an agreement to replace the existing contract with a new contract, subject to Court approval in the CCAA proceedings and the fulfillment of certain other conditions. On May 1, 2003, the Court adjourned a motion to approve the new CIBC contract and financing, and instructed the Court-appointed monitor to conduct a bidding process in respect of the contract, while maintaining the confidentiality of the CIBC proposal. Following this process, on May 14, 2003, the Court approved CIBC’s new contract with certain amendments. Under the terms of the new contract, CIBC’s Aeroplan relationship is extended to 2013 and CIBC is required to pay an extra 24% for each Aeroplan mile purchased. In addition, CIBC and Air Canada agreed that exclusivity be relaxed to permit a card provider, which has been approved by CIBC, to purchase Aeroplan miles in connection with charge cards, subject to restrictions approved by CIBC. Further, CIBC, as an unsecured creditor under the CCAA proceedings, is entitled to submit a claim to recover the contractual termination payment of approximately $209 million in relation to the payment made in 1999. As a result, CIBC recorded a $128 million pre-tax charge during the year, included in other non-interest expenses, to write down the deferred asset relating to the original contract, net of management’s expected recovery on the contractual termination payment.

     In conjunction with the new contract, CIBC also provided Air Canada with a secured credit facility of $350 million during the year. The principal will be repaid through the sale of Aeroplan miles no later than October 1, 2004. This loan is recognized as an asset on CIBC’s consolidated balance sheets and is being reduced as CIBC acquires Aeroplan miles.

90	Notes to the Consolidated Financial Statements	CIBC Annual Report 2003	For what matters

Note 20          INCOME TAXES

The components of income tax expense reported in the consolidated statements of income consist of the following:

COMPONENTS OF INCOME TAX EXPENSE

$ millions, for the years ended October 31	2003	2002	2001

Current income taxes
Federal	$(84)	$631	$587
Provincial	(12)	237	237
Foreign	26	(6)	(192)

	(70)	862	632

Future income taxes
Federal	60	(66)	(86)
Provincial	25	(31)	(26)
Foreign(1)	224	(1,044)	(428)

	309	(1,141)	(540)

	$239	$(279)	$92

(1)	2002 includes the recognition of a previously unrecorded future income tax asset of $52 million in respect of certain U.K. tax losses.

Income taxes are reported in the consolidated financial statements as follows:

TOTAL INCOME TAXES

$ millions, for the years ended October 31	2003	2002	2001

Consolidated statements of income
Income taxes	$239	$(279)	$92
Consolidated statements of changes in shareholders’ equity
Foreign currency translation adjustment	1,412	107	(323)
Accounting policy changes(1)	—	(30)	(97)
Other	19	(4)	—

	$1,670	$(206)	$(328)

(1)	Represents the effect of implementing the CICA handbook section 3870, “Stock-Based Compensation and Other Stock-Based Payments,” in 2002, and section 3461, “Employee Future Benefits,” in 2001.

Future income tax balances are included in other assets (Note 9) and result from temporary differences between the tax basis of assets and liabilities and their carrying amounts on the consolidated balance sheets.

     The combined Canadian federal and provincial income tax rate varies each year according to changes in the statutory rates imposed by each of these jurisdictions and according to changes in the proportion of CIBC’s business carried on in each province. CIBC is also subject to Canadian taxation on income of foreign branches. Earnings of foreign subsidiaries would generally only be subject to Canadian tax when distributed to Canada. Additional Canadian taxes that would be payable if all foreign subsidiaries’ retained earnings were distributed to the Canadian parent are estimated at $271 million, as at October 31, 2003 (2002: $92 million; 2001: $84 million).

     The effective rates of income tax in the consolidated statements of income are different from the combined Canadian federal and provincial income tax rate of 36.6% (2002: 38.7%; 2001: 41.6%) as set out below:

RECONCILIATION OF INCOME TAXES

$ millions, for the years ended October 31	2003		2002		2001

Combined Canadian federal and provincial income tax rate applied to income before income taxes	$844	36.6%	$160	38.7%	$764	41.6%
Income taxes adjusted for the effect of:
Earnings of foreign subsidiaries	(592)	(25.7)	(396)	(96.1)	(654)	(35.6)
Tax-exempt income and gains	(97)	(4.1)	(68)	(16.5)	(81)	(4.4)
Federal large corporations tax	—	—	10	2.4	14	0.7
Earnings of domestic subsidiaries	(14)	(0.6)	(1)	0.1	20	1.1
Future tax rate reductions	37	1.6	30	7.1	90	4.9
Other	61	2.6	(14)	(3.4)	(61)	(3.3)

Income taxes in the consolidated statements of income	$239	10.4%	$(279)	(67.7)%	$92	5.0%

CIBC Annual Report 2003	For what matters	Consolidated Financial Statements	91

During the year, CIBC reached an agreement with the Canada Customs and Revenue Agency resulting in the recognition of a recovery of $689 million in income taxes, in respect of certain foreign-based transactions, that were previously recorded as tax expense.

     In addition, CIBC recorded a $232 million income tax expense for a valuation allowance relating to the U.S. future income tax asset. The future income tax asset was reduced to an amount that is more likely than not to be realized, primarily as a result of the acceleration of CIBC’s loan sale program, and reduced interest income resulting from a prolonged period of lower interest rates.

     During 2001, various proposed federal and provincial income tax rate decreases were passed into law, resulting in phased-in income tax reductions over a three- to four-year period. In 2003, CIBC recognized a $37 million charge (2002: $30 million; 2001: $90 million) to income tax expense, thereby reducing its future income tax asset in recognition of the fact that temporary differences will reverse when the rates are lower.

SOURCES OF FUTURE INCOME TAX BALANCES

$ millions, as at October 31	2003	2002

Future income tax assets
Allowance for credit losses	$1,035	$1,006
Buildings and equipment	52	56
Pension and employee benefits	9	35
Unearned income	139	144
Unrealized foreign currency translation losses	87	—
Investment revaluations	696	590
Tax loss carryforwards	226	547
Provisions	179	441
Deferred charges	105	107
Other	—	57

	2,528	2,983
Valuation allowance	(232)	—

	2,296	2,983

Future income tax liabilities
Lease receivables	730	939
Unrealized foreign currency translation gains	—	122
Goodwill	37	33
Other	54	107

	821	1,201

Future income tax asset	$1,475	$1,782

Included in the tax loss carryforwards amount is $141 million relating to losses in the U.S. operations (2002: $447 million) which expire in 19 years. In addition, as other future income tax assets naturally reverse into tax losses in the U.S., CIBC will have 20 years from the date such temporary differences become tax losses to utilize them before they would begin to expire under current tax law. The total amount of the future income tax asset relating to the U.S. operations, net of the valuation allowance, is $768 million. CIBC believes that, based on all available evidence, it is more likely than not that all of the future income tax asset, net of the valuation allowance, will be realized prior to its expiration. In this regard, CIBC has completed various expense management initiatives, refocused its business activities and provided additional capital which will generate additional income.

Note 21          EARNINGS PER SHARE

$ millions, except per share amounts, for the years ended October 31	2003	2002	2001

Basic EPS
Net income	$2,063	$653	$1,686
Preferred share dividends and premiums	(188)	(165)	(127)

Net income applicable to common shares	$1,875	$488	$1,559

Weighted-average common shares outstanding (thousands)	360,048	360,553	372,305

Per share	$5.21	$1.37	$4.19

Diluted EPS
Net income applicable to common shares	$1,875	$488	$1,559

Weighted-average common shares outstanding (thousands)	360,048	360,553	372,305
Add: stock options(1) (thousands)	2,259	2,674	5,502

Weighted-average diluted common shares outstanding (thousands)	362,307	363,227	377,807

Per share	$5.18	$1.35	$4.13

(1)	Excludes average options outstanding of 3,274,474 with a weighted-average exercise price of $52.89; average options outstanding of 3,676,586 with a weighted-average exercise price of $53.32; and average options outstanding of 1,016,875 with a weighted-average exercise price of $52.57 for the years ended October 31, 2003, 2002 and 2001, respectively, as the options’ exercise prices were greater than the average market price of CIBC’s common shares. Also excluded are average options outstanding of 576,222 with a weighted-average exercise price of $37.60; average options outstanding of 590,704 with a weighted-average exercise price of $37.60; and average options outstanding of 764,167 with a weighted-average exercise price of $37.60 for the years ended October 31, 2003, 2002 and 2001, respectively, as these options are performance based and the vesting criteria for these options had not been achieved.

92	Notes to the Consolidated Financial Statements	CIBC Annual Report 2003	For what matters

Note 22          RELATED-PARTY TRANSACTIONS

In the ordinary course of business, CIBC provides normal banking services to and enters into contractual arrangements and other transactions with affiliated companies on terms similar to those offered to non-related parties.

     Loans, at varied rates and terms, are made to directors, officers and employees.

AMOUNTS OUTSTANDING FROM DIRECTORS, OFFICERS AND EMPLOYEES

$ millions, as at October 31	2003	2002

Mortgage loans	$1,308	$1,144
Personal loans	1,196	1,044

	$2,504	$2,188

Note 23          FAIR VALUE OF FINANCIAL INSTRUMENTS

The tables that follow present the fair value of both on- and off-balance sheet financial instruments of CIBC, based on the valuation approach set out below.

     Fair value represents management’s estimate of the amount of cash value at which a financial instrument could be exchanged in an arm’s-length transaction between willing parties, under no compulsion to act, carried out in the normal course of business. Fair value is best evidenced by a quoted market price, if one exists.

     Quoted market prices are not available for a significant portion of CIBC’s on- and off-balance sheet financial instruments because of the lack of traded markets for certain instruments and also, where such markets do exist, they are not currently considered sufficiently liquid to be used as a basis for valuation. Where quoted markets exist and are considered sufficiently liquid to be used as a basis for fair value, these quoted prices are used to calculate fair value. Fair values for CIBC’s trading portfolios are adjusted for bid-offer considerations, including consideration of concentration exposure, where appropriate.

     In those instances where traded markets do not exist or are not considered sufficiently liquid, CIBC’s measure of fair value is estimated, using a variety of valuation techniques and models. The results of these valuation techniques and models may vary from the ultimate net realizable value, even if market conditions were to remain unchanged. CIBC has an ongoing process of enhancing its valuation techniques and models. CIBC’s techniques and models take into account the effect of changes in market rates, including market interest rates and credit quality, where CIBC is exposed to the credit risk of an issuer, borrower or counterparty.

     Both book and fair values of loans and loan commitments are affected by credit quality. In this regard, CIBC relies on its processes for allowance for credit losses to simultaneously write down (but not up) both the book value and fair value of loans and to account for reductions in credit quality in loan commitments and other credit-related arrangements on which CIBC has credit exposure. This applies to impaired assets and assets not yet specifically identified as impaired through specific and general allowances, respectively. The specific allowance for credit losses is designed to write down the book value of impaired loans to the recoverable amounts and to account for any impairment on loan commitments and other credit-related arrangements. Recoverable amounts take into account the credit protection available to CIBC under guarantees, including protection purchased through credit derivatives. The general allowance for credit losses is similarly designed to write down the book value of loans to reflect losses inherent in the portfolio of loans (and commitments and other credit-related arrangements) that are not yet specifically identified as impaired. The recoverable amounts thus calculated and used for book value purposes already include the effect of credit quality in CIBC’s measure of fair value and, therefore, no further adjustments are made. Both the book and fair values disclosed are net of all general and specific allowances for credit losses. The policy followed in setting allowances for credit losses is explained in Note 1.

     For changes in fair value due to interest rate risk on financial instruments where traded markets do not exist, the calculation of fair value for interest rate products is based on the difference between the original and current market interest rates for the same type of product, using present value techniques. The actual cash flows based on the original interest rate are discounted using current market interest rates for the remaining term to the repricing or maturity date, whichever is earlier. The remaining term used is generally contractual. For this purpose, there is no adjustment to fair values for variable rate instruments. CIBC does not make additional adjustments to fair value for bid-offer considerations for its non-trading portfolios’ fair values.

     Due to the judgment used in applying a wide variety of acceptable valuation techniques and models, as well as the use of estimates that are inherent in this process, estimates of fair values of the same or similar assets may differ among financial institutions. The calculation of fair values is based on market conditions, as at October 31, 2003, and may not be reflective of future fair values.

     The fair values disclosed in the following table exclude the values of assets that are not financial instruments. Excluded from this table are assets, such as land, buildings and equipment, as well as goodwill and other intangible assets, including customer relationships, which in management’s opinion add significant value to CIBC.

CIBC Annual Report 2003	For what matters	Consolidated Financial Statements	93

FAIR VALUE OF FINANCIAL INSTRUMENTS

		2003			2002

				Fair value			Fair value
				over (under)			over (under)
$ millions, as at October 31		Book value	Fair value	book value	Book value	Fair value	book value

Assets
	Cash resources	$10,454	$10,454	$—	$9,512	$9,512	$—
	Securities	70,502	71,203	701	65,292	65,963	671
	Securities borrowed or purchased under resale agreements	19,829	19,829	—	16,020	16,020	—
	Loans	133,934	133,985	51	137,069	138,232	1,163
	Customers’ liability under acceptances	5,139	5,139	—	6,848	6,848	—
	Other assets	5,299	5,322	23	5,819	5,819	—

Liabilities
	Deposits	$188,130	$188,428	$298	$196,630	$197,449	$819
	Acceptances	5,147	5,147	—	6,878	6,878	—
	Obligations related to securities sold short	11,659	11,659	—	8,436	8,436	—
	Obligations related to securities lent or sold under repurchase agreements	19,293	19,293	—	9,615	9,615	—
	Other liabilities	7,451	7,451	—	7,483	7,483	—
	Subordinated indebtedness	3,197	3,561	364	3,627	3,904	277

Derivative financial instruments
Net assets (liabilities)	— held for trading	$851	$851	$—	$(77)	$(77)	$—
	— held for asset/liability management	$(256)	$61	$317	$(87)	$(540)	$(453)

94	Notes to the Consolidated Financial Statements	CIBC Annual Report 2003	For what matters

FAIR VALUE OF DERIVATIVE FINANCIAL INSTRUMENTS

	2003 Fair value			2002 Fair value

$ millions, as at October 31	Positive	Negative	Net	Positive	Negative	Net

Held for trading purposes
Interest rate derivatives
Forward rate agreements	$13	$7	$6	$38	$13	$25
Swap contracts	12,796	11,245	1,551	16,662	15,186	1,476
Purchased options	887	—	887	1,028	—	1,028
Written options	—	1,003	(1,003)	—	1,289	(1,289)

Total interest rate derivatives	13,696	12,255	1,441	17,728	16,488	1,240

Foreign exchange derivatives
Forward contracts	1,895	1,778	117	1,080	878	202
Swap contracts	4,080	3,972	108	2,948	2,928	20
Purchased options	339	—	339	168	—	168
Written options	—	614	(614)	—	181	(181)

Total foreign exchange derivatives	6,314	6,364	(50)	4,196	3,987	209

Credit derivatives
Swap contracts	98	98	—	49	5	44
Purchased options	50	—	50	28	—	28
Written options	—	32	(32)	—	66	(66)

Total credit derivatives	148	130	18	77	71	6

Equity derivatives(1)	1,279	2,076	(797)	1,737	3,268	(1,531)

Other derivatives(2)	1,359	1,120	239	979	980	(1)

Total held for trading	22,796	21,945	851	24,717	24,794	(77)

Held for asset/liability management purposes
Interest rate derivatives
Swap contracts	1,857	1,642	215	1,869	2,363	(494)
Purchased options	33	—	33	9	—	9
Written options	—	10	(10)	—	1	(1)

Total interest rate derivatives	1,890	1,652	238	1,878	2,364	(486)

Foreign exchange derivatives
Forward contracts	737	739	(2)	152	228	(76)
Swap contracts	207	515	(308)	109	298	(189)
Purchased options	—	—	—	1	—	1

Total foreign exchange derivatives	944	1,254	(310)	262	526	(264)

Credit derivatives
Swap contracts	—	—	—	—	1	(1)
Purchased options	42	—	42	200	—	200
Written options(3)	—	16	(16)	—	42	(42)

Total credit derivatives	42	16	26	200	43	157

Equity derivatives(1)	195	88	107	67	14	53

Total held for asset/liability management	3,071	3,010	61	2,407	2,947	(540)

Total fair value	25,867	24,955	912	27,124	27,741	(617)
Less: impact of master netting agreements	(17,006)	(17,006)	—	(18,932)	(18,932)	—

	$8,861	$7,949	$912	$8,192	$8,809	$(617)

Average fair value of derivatives held for trading purposes(4)
Interest rate derivatives	$17,531	$16,004	$1,527	$14,173	$13,217	$956
Foreign exchange derivatives	5,225	4,961	264	4,876	4,506	370
Credit derivatives	132	92	40	97	78	19
Equity derivatives	1,658	3,002	(1,344)	1,994	3,076	(1,082)
Other derivatives	1,795	1,556	239	953	1,518	(565)

	$26,341	$25,615	$726	$22,093	$22,395	$(302)

(1)	Includes swaps and options.

(2)	Includes precious metals and other commodity forwards, swaps and options.

(3)	Reported as financial guarantees in Note 25.

(4)	Average fair values represent monthly averages.

CIBC Annual Report 2003	For what matters	Consolidated Financial Statements	95

Methods and assumptions
Financial instruments with fair value equal to book value
Due to their short-term maturity, and where CIBC considers any difference between fair value and book value to be insignificant, the fair values of certain on-balance sheet financial instruments are assumed to equal their book values. These categories are: cash resources, securities borrowed or purchased under resale agreements, customers’ liability under acceptances, acceptances, obligations related to securities sold short, obligations related to securities lent or sold under repurchase agreements and other liabilities.

Securities
The fair values of securities are detailed in Note 3 and are based on quoted market prices where available; otherwise, fair values are estimated using quoted market prices for similar securities or other third-party evidence as available.

     The quoted market price used to value publicly traded equity securities, held for investment purposes, generally does not take into account any adjustments for resale restrictions that expire within one year, adjustments for liquidity or future expenses.

     For privately issued securities that have no reasonably liquid market, CIBC considers the fair value to be equal to book value. The book value of privately issued securities is adjusted to reflect other-than-temporary declines in value, including private market transactions that provide evidence of other-than-temporary impairment. Where private market transactions provide a new valuation level not incorporated in book values, this new level is used to determine fair value.

Loans
The fair values of variable-rate mortgages are assumed to equal their book value. The fair values of fixed-rate mortgages are estimated, using a discounted cash flow calculation that uses market interest rates currently charged for mortgages with similar remaining terms. The valuation model used for mortgages takes into account prepayment optionality, as well as consumer behaviour, as appropriate.

     The fair values for variable-rate loans and those that reprice frequently are assumed to be equal to their book value. The fair value for fixed-rate loans is estimated, using a discounted cash flow calculation that uses market interest rates currently charged for loans with similar terms and credit risks. As noted above, the book value of loans is adjusted to take account of impaired assets and assets not yet specifically identified as impaired through the specific and general allowance categories, respectively. The fair value of loans is reduced by the fair value of credit derivatives held as credit protection against these loans. The fair value of these credit derivatives is disclosed separately.

Other assets
Excluding loans held for sale, the fair value of other assets is assumed to equal book value because of their short-term maturity or because CIBC considers that any difference would not be significant. The fair value of loans held for sale is based on quoted market prices, where available; otherwise, it is estimated, using third-party evidence and, where appropriate, adjusted for liquidity and concentration considerations.

Deposits
The fair values of floating-rate deposits and demand deposits are assumed to be equal to their book values. The fair values of fixed-rate deposits are determined by discounting the contractual cash flows using market interest rates currently offered for deposits of similar terms. The fair values for deposit liabilities with embedded optionality (cashable option) include the value of those options.

Subordinated indebtedness
The fair values are determined by reference to current market prices for the same or similar debt instruments.

Derivative instruments
The fair values of derivatives are based on quoted market prices or dealer quotes, where available. Otherwise, fair values are estimated on the basis of pricing models that incorporate current market measures for interest rates, currency exchange rates, equity prices and indices, credit spreads, corresponding market volatility levels and other market-based pricing factors.

     For trading derivatives, fair value reflects a valuation adjustment for market, model and credit risks, as well as administrative costs, as appropriate. Specifically, credit risk adjustments are based on current and potential credit exposure and take into account both collateral and netting arrangements. Administrative cost adjustments reflect the expected future costs of processing by type of deal and term.

     For non-trading (asset/liability management) derivatives, the fair value does not incorporate valuation adjustments either because they are not appropriate or because they would not be significant.

Mortgage commitments
The fair value of mortgage commitments is for fixed-rate mortgage commitments and is based on increases, if any, in market interest rates between the commitment and funding dates. The valuation model takes into account the expected probability that the outstanding commitments will be exercised. The fair value of these commitments is not significant.

Credit commitments
Other commitments to extend credit are primarily variable rate and, consequently, do not expose CIBC to interest rate risk, although they do expose CIBC to credit risk. These commitments generally contain provisions whereby drawn credit commitments are priced based on the credit quality of the obligor at the date funds are drawn. As noted above, the credit exposure on loan commitments is included in CIBC’s assessment of its specific and general allowances and, hence, no further adjustments are made.

96	Notes to the Consolidated Financial Statements	CIBC Annual Report 2003	For what matters

Note 24          DERIVATIVE FINANCIAL INSTRUMENTS

As explained in Note 1, in the normal course of business, CIBC utilizes various derivative instruments that will limit or give rise to varying degrees and types of risk.

Derivatives used by CIBC
The majority of CIBC’s derivative contracts are over-the-counter transactions that are privately negotiated between CIBC and a counterparty to the contract. The remainder are transacted through organized and regulated exchanges and consist primarily of options and futures.

Interest rate derivatives
Forward rate agreements are over-the-counter contracts that effectively fix a future interest rate for a period of time. The agreement provides that at a pre-determined future date, a cash settlement will be made between the counterparties based upon the difference between the contracted rate and a future market rate calculated on a specified notional principal amount. No exchange of principal amount takes place.

     Interest rate futures are standardized contracts transacted on an exchange. They are based upon an agreement to buy or sell a specified quantity of a financial instrument on a specified future date, at a contracted price. These contracts differ from forward contracts in that they are in standard amounts with standard settlement dates and are transacted on an exchange.

     Interest rate swaps are over-the-counter contracts in which two counterparties agree to exchange interest cash flows over a period of time based on rates applied to a specified notional principal amount. A typical interest rate swap would require one counterparty to pay a fixed market interest rate in exchange for a variable market interest rate determined from time to time with both sets of cash flows calculated on the same notional principal. No exchange of principal amount takes place.

     Interest rate options are contracts in which one party (the purchaser of an option) acquires from another party (the writer of an option) in exchange for a premium, the right, but not the obligation, either to buy or sell, on a specified future date or within a specified time, a specified financial instrument at a contracted price. The underlying financial instrument will have a market price that is sensitive to changes in interest rates. In managing its interest rate exposure, CIBC acts both as a writer and purchaser of these options. Options are transacted both over-the-counter and through exchanges.

Foreign exchange derivatives
Foreign exchange forwards are contracts in which one counterparty contracts with another to exchange a specified amount of one currency for a specified amount of a second currency, at a future date or range of dates.

     Foreign exchange futures contracts are similar in mechanics to forward contracts but differ in that they are in standard amounts with standard settlement dates and are transacted on an exchange.

     Swap contracts comprise foreign exchange swaps and cross-currency interest rate swaps. Foreign exchange swaps are transactions in which a foreign currency is simultaneously purchased in the spot market and sold in the forward market, or vice-versa. Cross-currency interest rate swaps are transactions in which counterparties exchange principal and interest flows in different currencies over a period of time. These contracts are used to manage both currency and interest rate exposures.

Credit derivatives
Credit derivatives are over-the-counter contracts designed to transfer the credit risk in an underlying financial instrument (usually termed a reference asset) from one counterparty to another. The most common credit derivatives are credit default swaps (referred to as option contracts) and total return swaps (referred to as swap contracts). In option contracts, an option purchaser acquires credit protection on a reference asset or group of assets from an option writer in exchange for a premium. The credit protection compensates the option purchaser for any deterioration in value of the reference asset upon the occurrence of certain credit events such as bankruptcy or failure to pay. Settlement may be cash based or physical in requiring the delivery of the reference asset to the option writer. In swap contracts, one counterparty agrees to pay or receive from the other cash amounts based on changes in the value of a reference asset or group of assets.

Equity derivatives
Equity index futures are standardized contracts transacted on an exchange. They are based on an agreement to pay or receive a cash amount based on the difference between the contracted price level of an underlying stock index and its corresponding market price level at a specified future date. There is no actual delivery of stocks that comprise the underlying index. These contracts are in standard amounts with standard settlement dates.

     Equity swaps are over-the-counter contracts in which one counterparty agrees to pay or receive from the other cash amounts based on changes in the value of a stock index, a basket of stocks or a single stock.

     Equity options give the purchaser of the option, for a premium, the right, but not the obligation, to buy from or sell to the writer of an option, an underlying equity index, basket of stocks or single stock at a contracted price.

Other derivatives
CIBC also transacts in other derivative products, including commodity derivatives such as precious metal and energy-related products in both over-the-counter and exchange markets.

Notional amounts
The table below presents the notional amounts of derivative instruments.

     The notional amounts are not recorded as assets or liabilities on the consolidated balance sheets as they represent the face amount of the contract to which a rate or price is applied to determine the amount of cash flows to be exchanged. Notional amounts represent the volume of outstanding transactions and do not represent the potential gain or loss associated with market risk or credit risk of such instruments. As at October 31, 2003, the notional amounts of derivatives held for trading purposes were $1,073 billion (2002: $1,141 billion), or 81% of total notional amounts (2002: 87%). The notional amounts of derivatives held for asset/liability management were $258 billion (2002: $173 billion), or 19% of total notional amounts (2002: 13%).

CIBC Annual Report 2003	For what matters	Consolidated Financial Statements	97

NOTIONAL AMOUNTS

	Residual term to contractual maturity					Analysed by use
					2003 total
	Under	3 to 12	1 to	Over	notional		2003		2002
$ millions, as at October 31	3 months	months	5 years	5 years	amounts	Trading	ALM(1)	Trading	ALM(1)

Interest rate derivatives
Over-the-counter
Forward rate agreements	$22,982	$8,201	$36	$—	$31,219	$31,219	$—	$40,420	$—
Swap contracts	124,282	155,209	319,176	154,573	753,240	557,439	195,801	574,514	119,766
Purchased options	3,983	17,872	19,644	7,607	49,106	44,478	4,628	40,868	1,576
Written options	3,030	17,740	22,916	6,431	50,117	47,059	3,058	46,315	31

	154,277	199,022	361,772	168,611	883,682	680,195	203,487	702,117	121,373

Exchange traded
Futures contracts	16,386	38,241	19,698	44	74,369	65,757	8,612	101,540	6,977
Purchased options	1,564	4,489	1,582	—	7,635	7,635	—	9,140	—
Written options	4,681	7,702	1,324	—	13,707	13,707	—	14,571	—

	22,631	50,432	22,604	44	95,711	87,099	8,612	125,251	6,977

Total interest rate derivatives	176,908	249,454	384,376	168,655	979,393	767,294	212,099	827,368	128,350

Foreign exchange derivatives
Over-the-counter
Forward contracts	73,591	28,578	6,741	118	109,028	82,567	26,461	105,184	28,680
Swap contracts	4,497	8,980	34,596	23,248	71,321	58,659	12,662	58,121	9,068
Purchased options	7,156	7,815	1,153	237	16,361	16,361	—	7,095	468
Written options	7,277	7,087	1,024	372	15,760	15,760	—	6,695	—

	92,521	52,460	43,514	23,975	212,470	173,347	39,123	177,095	38,216

Exchange traded
Futures contracts	137	—	—	—	137	137	—	76	—

Total foreign exchange derivatives	92,658	52,460	43,514	23,975	212,607	173,484	39,123	177,171	38,216

Credit derivatives
Over-the-counter
Swap contracts	—	469	748	158	1,375	1,375	—	1,791	—
Purchased options	3,752	2,858	10,813	687	18,110	14,807	3,303	18,370	3,353
Written options(2)	5,011	3,130	11,334	2,257	21,732	21,572	160	33,961	197

Total credit derivatives	8,763	6,457	22,895	3,102	41,217	37,754	3,463	54,122	3,550

Equity derivatives(3)
Over-the-counter	5,866	11,502	21,191	2,658	41,217	40,094	1,123	46,384	1,103
Exchange traded	17,267	19,630	1,363	318	38,578	36,750	1,828	17,730	1,309

Total equity derivatives	23,133	31,132	22,554	2,976	79,795	76,844	2,951	64,114	2,412

Other derivatives(4)
Over-the-counter	2,716	5,071	7,279	1,625	16,691	16,691	—	17,664	—
Exchange traded	372	794	282	7	1,455	1,455	—	1,054	—

Total other derivatives	3,088	5,865	7,561	1,632	18,146	18,146	—	18,718	—

	$304,550	$345,368	$480,900	$200,340	$1,331,158	$1,073,522	$257,636	$1,141,493	$172,528

(1)	Asset/liability management.

(2)	ALM written options are reported as financial guarantees in Note 25.

(3)	Includes forwards, futures, swaps and options.

(4)	Includes precious metals and other commodity forwards, futures, swaps and options.

Risk
Market risk
Derivative instruments, in the absence of any compensating upfront cash payments, generally have no market value at inception. They obtain value, positive or negative, as relevant interest rates, exchange rates, equity, commodity or credit prices or indices change, such that the previously contracted derivative transactions have become more or less favourable than what can be negotiated under current market conditions for contracts with the same remaining period to expiry. The potential for derivatives to increase or decrease in value as a result of the foregoing factors is generally referred to as market risk.

     Market risk arising through trading activities is managed in order to mitigate risk, where appropriate, and with a view to maximizing trading revenue. To further manage risks, CIBC may enter into contracts with other market makers or may undertake cash market hedges. There is no correlation between the high notional values of contracts to which CIBC is a party and the net market and credit risks to which CIBC is exposed.

98	Notes to the Consolidated Financial Statements	CIBC Annual Report 2003	For what matters

Credit risk
Credit risk arises from the potential for a counterparty to default on its contractual obligations and the risk that prevailing market conditions are such that CIBC would incur a loss in replacing the defaulted transaction. CIBC limits the credit risk of derivatives traded over-the-counter by dealing with counterparties that are creditworthy, and by actively pursuing risk mitigation opportunities through the use of multi-product master netting agreements, collateral and other credit mitigation techniques. Credit risk on exchange traded futures and options is limited as these transactions are standardized contracts executed on established exchanges that assume the obligations of counterparties, and are subject to initial margins and daily settlement of variation margins.

     Written options generally have no credit risk if the counterparty has already performed in accordance with the terms of the contract through an upfront payment of the premium. Written options will, however, have some credit risk to the extent of any unpaid premiums.

     The table below summarizes the credit exposure of CIBC arising from derivative instruments. The current replacement cost is the estimated cost of replacement of all contracts which have a positive market value, representing an unrealized gain to CIBC. The replacement cost of an instrument is dependent upon its terms relative to prevailing market prices, and will fluctuate as market prices change and as the derivative approaches its scheduled maturity.

     The credit equivalent amount is the sum of the current replacement cost and the potential credit exposure. The potential credit exposure is an estimate of the amount that the current replacement cost could increase over the remaining term of each transaction, based on a formula prescribed by OSFI. OSFI prescribes a standard measure of counterparty credit risk to be applied to the credit equivalent amount to arrive at the risk-weighted amount. This is presently used in determining the regulatory capital requirements for derivatives.

     CIBC negotiates master netting agreements with counterparties with which it has significant credit risk through derivatives activities. Such agreements provide for the simultaneous close out and netting of all transactions with a counterparty in an event of default. An increasing number of these agreements also provide for the exchange of collateral between parties in the event that the mark-to-market value of outstanding transactions between the parties exceeds an agreed threshold. Such agreements are used both to accommodate business with less creditworthy counterparties and to help contain the buildup of credit exposure resulting from multiple deals with more active counterparties.

CREDIT RISK

	2003					2002

	Current replacement cost			Credit	Risk-	Current replacement cost			Credit	Risk-
				equivalent	weighted				equivalent	weighted
$ millions, as at October 31	Trading	ALM	Total	amount	amount	Trading	ALM	Total	amount	amount

Interest rate derivatives
Forward rate agreements	$13	$—	$13	$13	$2	$38	$—	$38	$51	$13
Swap contracts	12,796	1,857	14,653	18,488	4,193	16,662	1,869	18,531	22,400	6,011
Purchased options	887	33	920	1,132	286	1,028	9	1,037	1,238	345

	13,696	1,890	15,586	19,633	4,481	17,728	1,878	19,606	23,689	6,369

Foreign exchange derivatives
Forward contracts	1,895	737	2,632	3,794	1,575	1,080	152	1,232	2,550	804
Swap contracts	4,080	207	4,287	7,895	1,780	2,948	109	3,057	6,510	1,691
Purchased options	339	—	339	564	171	168	1	169	348	124

	6,314	944	7,258	12,253	3,526	4,196	262	4,458	9,408	2,619

Credit derivatives(1)
Swap contracts	98	—	98	201	91	49	—	49	191	92
Purchased options	50	—	50	1,141	256	28	—	28	1,360	541

	148	—	148	1,342	347	77	—	77	1,551	633

Equity derivatives(2)	1,279	195	1,474	3,453	1,195	1,737	67	1,804	4,033	1,342

Other derivatives(3)	1,359	—	1,359	3,028	1,392	979	—	979	2,737	1,246

	22,796	3,029	25,825	39,709	10,941	24,717	2,207	26,924	41,418	12,209
Less: impact of master netting agreements	(17,006)	—	(17,006)	(20,683)	(5,813)	(18,932)	—	(18,932)	(24,402)	(6,733)

	$5,790	$3,029	$8,819	$19,026	$5,128	$5,785	$2,207	$7,992	$17,016	$5,476

(1)	ALM credit derivative purchased options, with a replacement cost of $42 million (2002: $200 million), are given guarantee treatment for credit risk capital purposes and are excluded from the table above.

(2)	Includes forwards, swaps and options.

(3)	Includes precious metals and other commodity forwards, swaps and options.

CIBC Annual Report 2003	For what matters	Consolidated Financial Statements	99

Note 25          COMMITMENTS, GUARANTEES AND CONTINGENT LIABILITIES

Credit-related arrangements
Credit-related arrangements are off-balance sheet instruments and are typically entered into to meet the financing needs of customers or to facilitate international trade. CIBC’s policy of requiring collateral or other security to support credit-related arrangements and the types of security held is generally the same as for loans. The contract amounts shown below for credit-related arrangements represent the maximum amount of additional credit that CIBC could be obligated to extend. The contractual amounts also represent the credit risk amounts should the contracts be fully drawn, the counterparties default and any collateral held proves to be of no value. As many of these arrangements will expire or terminate without being drawn upon, the contract amounts are not necessarily indicative of future cash requirements or credit risk.

CREDIT-RELATED ARRANGEMENTS

	Contract amounts

$ millions, as at October 31	2003	2002

Lines of credit(1)	$79,837	$97,992
Securities lending	27,156	17,510
Guarantees and standby letters of credit(2)	8,350	9,041
Documentary and commercial letters of credit	137	185
Other(3)	362	367

	$115,842	$125,095

(1)	Includes irrevocable lines of credit totalling $65,011 million (2002: $76,972 million), of which $55,354 million (2002: $63,805 million) will expire in one year or less, and excludes lines of credit for credit cards as the lines are short-term in nature and are revocable at CIBC’s discretion.

(2)	Includes credit derivatives — written options of $160 million (2002: $197 million), which have also been reported as derivatives in Note 24.

(3)	Includes forward asset purchases.

Lines of credit
Lines of credit are undrawn lending facilities that have been approved by CIBC to meet the business requirements of customers. The majority of such commitments are of a general nature with annual review provisions and/or various conditions for drawdown. The credit risk associated with undrawn lending facilities arises from the possibility that a commitment may be drawn as a loan. Therefore, a lending commitment is subject to the same credit review process as a loan. The amount of collateral obtained, if deemed necessary by CIBC, is based on management’s credit evaluation of the borrower and may include a charge over present and future assets of the borrower.

Securities lending
Securities lending represents CIBC’s credit exposure when CIBC lends its own or its customers’ securities to a borrower for a fee and the securities borrower defaults on its redelivery obligation. The borrower must fully collateralize the security loan at all times.

Guarantees and standby letters of credit
Guarantees and standby letters of credit include credit enhancement facilities, standby and performance letters of credit, and written credit derivatives. These instruments represent an irrevocable obligation to make payments to third parties in the event that a customer is unable to meet its contractual financial or performance obligations. The credit risk associated with these instruments is essentially the same as that involved in extending irrevocable loan commitments to customers. The amount of collateral obtained, if deemed necessary by CIBC, is based on management’s credit evaluation of the borrower and may include a charge over present and future assets of the borrower.

Documentary and commercial letters of credit
Documentary and commercial letters of credit are short-term instruments issued on behalf of a customer, authorizing a third party, such as an exporter, to draw drafts on CIBC up to a specified amount, subject to specific terms and conditions. CIBC is at risk for any drafts drawn that are not ultimately settled by the customer, however, the amounts drawn are collateralized by the related goods.

Long-term commitments for leases
CIBC has obligations under non-cancellable leases for buildings and equipment.

     Future minimum lease payments for all lease commitments for each of the five succeeding years and thereafter are as follows:

LEASE COMMITMENTS(1)(2)(3)

$ millions

2004	$436
2005	400
2006	359
2007	298
2008	258
2009 and thereafter	2,169

(1)	Total rental expense in respect of buildings and equipment charged to the consolidated statements of income was $689 million (2002: $487 million; 2001: $412 million).

(2)	Includes future minimum lease commitments under sale-leaseback amounting to $53 million in 2004, $52 million in 2005, $51 million in 2006, $51 million in 2007, $43 million in 2008 and $133 million in 2009 and thereafter.

(3)	Includes $105 million relating to one of CIBC’s premises in New York. These premises were sublet, with the commencement date effective November 2002.

Other commitments
CIBC acts as an investor in merchant banking activities by entering into commitments to fund external private equity funds and investments in equity and debt securities at market value at the time the commitments are drawn. In connection with these activities, CIBC had commitments to invest up to $1,430 million, as at October 31, 2003 (2002: $2,333 million).

Guarantees
During the year, CIBC adopted the requirements of the CICA Accounting Guideline (AcG) 14, “Disclosure of Guarantees,” which requires additional disclosure about a guarantor’s obligation under certain guarantees in the financial statements. AcG 14 defines a guarantee as a contract that contingently requires the guarantor to make payments to a guaranteed party based on (a) changes in an underlying economic characteristic that is related to an asset, liability or an equity security of the guaranteed party; (b) failure of another party to perform under an obligating agreement; or (c) failure of another third party to pay its indebtedness when due.

100	Notes to the Consolidated Financial Statements	CIBC Annual Report 2003	For what matters

     Significant guarantees issued by CIBC, as defined by AcG 14, to third parties include the following:

Securities lending with indemnification
As part of CIBC’s custodial business, indemnifications may be provided to security lending customers to ensure that the fair value of securities lent will be returned in the event that the borrower fails to return the indemnified securities and collateral held is insufficient to cover the fair value of those securities.

Standby and performance letters of credit
Standby and performance letters of credit represent written undertakings that back financial and performance obligations of the customer and include documentary and commercial letters of credit. These guarantees convey similar credit risk characteristics as loans. CIBC may collateralize standby, performance, and documentary and commercial letters of credit by various forms, including cash, securities and other assets pledged.

Credit enhancement facilities
Certain credit enhancement facilities require CIBC to guarantee the collection of the scheduled contractual cash flows from individual financial assets held by an SPE. Other credit enhancement features, including cash reserve accounts, cash collateral accounts and subordinated interests, are not considered guarantees as defined by AcG 14.

Market value guarantees
Market value guarantees are issued to offer protection to certain fund unitholders if the market value of the accumulated units at maturity is less than the protected value.

Derivative contracts
Derivative contracts include credit default options and written options on interest rate, foreign exchange, equity, commodity, and other, which provide the holder the right to purchase or sell an underlying item for a pre-determined price. All such derivative contracts can potentially be utilized to protect against changes in an underlying, and may meet the definition of a guarantee under AcG 14, depending upon the intent of the option holder. For accounting purposes, CIBC does not track the intent of a given counterparty when writing an option, and as a result, the maximum potential liability for derivative contracts that may meet the definition of a guarantee under AcG 14 is unavailable. CIBC generally hedges its exposure to these contracts by entering into a variety of offsetting derivative contracts and security positions.

Other indemnification agreements
In the ordinary course of operations, CIBC enters into contractual arrangements under which CIBC may agree to indemnify the counterparty to such arrangement from any losses relating to a breach of representations and warranties, a failure to perform certain covenants or for claims or losses arising from certain external events as outlined within the particular contract, which may include, for example, losses arising from changes in tax legislation, litigation or claims relating to past performance. In addition, CIBC has entered into indemnification agreements with each of its directors and officers to indemnify those individuals, to the extent permitted by law, against any and all claims or losses (including any amounts paid in settlement of any such claims) incurred by those directors and officers as a result of their service to CIBC. In most indemnities, maximum loss clauses are generally not provided for, and as a result no defined limit of the maximum potential liability exists. CIBC believes that the likelihood of the conditions arising to trigger obligations under these contract arrangements are remote and, historically, any payments made in respect of these contracts have not been significant. No amounts are reflected within the consolidated financial statements at October 31, 2003, related to these indemnifications, representations and warranties.

     Summarized within the following table are guarantees issued and outstanding as at October 31, 2003:

GUARANTEES

Maximum
potential
future
$ millions, as at October 31, 2003	payment

Securities lending with indemnification	$15,448
Standby and performance letters of credit	7,316
Credit enhancement facilities	1,011
Market value guarantees	215
Derivative contracts	See narrative
Other indemnification agreements	See narrative

As many of these guarantees will expire or terminate without being drawn upon and do not take into consideration the possibility of recovery by means of recourse provisions or from collateral held or pledged, the contractual amounts are not indicative of future cash requirements or credit risk, and bear no relationship to CIBC’s expected losses from these arrangements. As at October 31, 2003, CIBC had a liability of $3,938 million recorded on its consolidated balance sheets related to the above noted contracts. The total collateral available relating to these contracts was $22,147 million.

Pledged assets
In the ordinary course of business, securities and other assets are pledged against liabilities or used to facilitate certain activities. The following table presents the details of notional amounts pledged:

PLEDGED ASSETS

$ millions, as at October 31	2003	2002

Foreign governments and central banks(1)	$468	$2,757
Clearing systems, payment systems and depositories(1)	985	728
Margins for exchange traded futures and options, and collateralized derivative transactions	2,326	1,977
Collateral related to securities borrowed, securities sold short and securities lent or sold under repurchase agreements	28,995	21,316

	$32,774	$26,778

(1)	Includes assets pledged in order to participate in clearing and payment systems and depositories or to have access to the facilities of central banks in foreign jurisdictions.

Litigation
CIBC and certain affiliates (collectively “CIBC”) are named as defendants in various Enron-related actions in the U.S. These actions include Newby, et al. v. Enron Corp., et al., a purported class action on behalf of Enron shareholders against a number of financial institutions, Enron’s accountants and lawyers and a number of Enron insiders, alleging participation in a scheme in violation of the U.S. federal securities laws and various state laws. In addition, CIBC is a defendant in a number of related cases filed in various courts in the U.S., asserting similar claims filed by purchasers of Enron securities. CIBC is also a

CIBC Annual Report 2003	For what matters	Consolidated Financial Statements	101

third-party defendant in several cases in which Enron investors sued Enron’s accountants, Arthur Andersen LLP, which thereafter filed third-party claims against a number of financial institutions including CIBC, seeking contribution if Arthur Andersen LLP is found liable to plaintiffs in those actions. Enron filed a proceeding in bankruptcy court against six financial institutions including CIBC, seeking among other things disallowance of CIBC’s claims in the bankruptcy and unspecified damages for allegedly aiding and abetting Enron insiders in their breach of fiduciary duty and fraud, and unlawful civil conspiracy. CIBC believes these claims are without merit and intends to vigorously defend each of the Enron-related actions. CIBC notified its insurance carriers of these actions and CIBC presently believes this insurance is sufficient to cover any liability arising from these claims. CIBC, with its insurance carriers, is participating in a court-ordered mediation in an effort to resolve the claims asserted in the Newby and bankruptcy cases. CIBC will regularly assess the sufficiency of its litigation reserves in relation to these Enron-related matters.

     In addition, CIBC continues to cooperate fully with the U.S. Securities and Exchange Commission (SEC) and the Department of Justice Enron Task Force in connection with their investigations of certain transactions with Enron and is currently in discussions with these authorities regarding a resolution of regulatory matters related to CIBC. As a result of these Enron-related regulatory matters, CIBC reserved $109 million in 2003.

     In addition to the matters described above, CIBC is party to legal proceedings in the ordinary course of its business. Management does not expect the outcome of any of these proceedings, individually or in aggregate, to have a material adverse effect on CIBC’s consolidated financial position or results of its operations.

Note 26          CONCENTRATION OF CREDIT RISK

Concentrations of credit exposure may arise with a group of counterparties which have similar economic characteristics or that are located in the same geographic region. The ability of such counterparties to meet contractual obligations would be similarly affected by changing economic, political or other conditions.

     Included in the geographic distribution of major assets below are loans and acceptances, net of allowance for credit losses, totalling $139 billion (2002: $144 billion). No industry or foreign jurisdiction accounts for more than 10% of this amount.

     The amounts of credit exposure associated with CIBC’s on- and off-balance sheet financial instruments are summarized in the following table:

CREDIT EXPOSURE

	2003				2002

		United	Other			United	Other
$ millions, as at October 31	Canada	States	countries	Total	Canada	States	countries	Total

On-balance sheet
Major assets(1)(2)	$180,527	$55,034	$27,093	$262,654	$171,130	$57,466	$30,862	$259,458

Off-balance sheet
Credit-related arrangements(3)
Lines of credit	$47,275	$26,273	$6,289	$79,837	$51,950	$36,998	$9,044	$97,992
Other credit-related arrangements	22,077	10,717	3,211	36,005	19,937	4,214	2,952	27,103

	$69,352	$36,990	$9,500	$115,842	$71,887	$41,212	$11,996	$125,095

Derivative instruments(4)(5)
By counterparty type
Financial institutions	$3,178	$8,074	$9,423	$20,675	$2,834	$9,435	$10,647	$22,916
Governments	1,827	3	104	1,934	962	10	3	975
Other	1,581	1,182	453	3,216	1,250	1,160	623	3,033

	6,586	9,259	9,980	25,825	5,046	10,605	11,273	26,924
Less: impact of master netting agreements	(4,122)	(6,899)	(5,985)	(17,006)	(3,453)	(8,090)	(7,389)	(18,932)

Total derivative instruments	$2,464	$2,360	$3,995	$8,819	$1,593	$2,515	$3,884	$7,992

(1)	Major assets consist of cash resources, loans, securities, securities borrowed or purchased under resale agreements, customers’ liability under acceptances, and derivative instruments market valuation, after deduction of allowance for credit losses.

(2)	Includes Canadian currency $177,747 million, foreign currencies $84,907 million (2002: Canadian currency $165,902 million, foreign currencies $93,556 million).

(3)	Credit-related arrangements are allocated based on the location in which they are recorded.

(4)	Derivative instruments are allocated based on the location of ultimate risk.

(5)	ALM credit derivative purchased options, with a replacement cost of $42 million (2002: $200 million), are given guarantee treatment for credit risk capital purposes, and are excluded from the table above.

102	Notes to the Consolidated Financial Statements	CIBC Annual Report 2003	For what matters

Note 27          SEGMENTED INFORMATION

During the year, CIBC realigned its management structure into three business lines, CIBC Retail Markets, CIBC Wealth Management and CIBC World Markets. CIBC included the Amicus operations in Canada within CIBC Retail Markets-other and, in view of the decision to close the U.S. electronic banking operations, these operations are reported under Corporate and Other.

     Comparative figures have been reclassified to reflect the new management reporting structure.

     CIBC Retail Markets provides financial services and products to personal and small business customers in Canada. These services are offered through the branch network, telephone banking, online banking and ABMs, as well as the co-branded retail electronic banking business, President’s Choice Financial (Loblaw Companies Limited).

     CIBC Wealth Management provides relationship-based advisory, sales, service and product solutions to the full spectrum of wealth-building clients, primarily in Canada. The business delivers a wide selection of investment products and services — full-service brokerage, discount brokerage, asset management, private banking, trust services, and a broad selection of investment and credit services through its branch-based sales force.

     CIBC World Markets is a full-service investment bank, offering capital markets, investment, merchant and commercial banking services, throughout Canada and the U.S., with niche capabilities in the U.K. and Asia.

     CIBC’s business lines are supported by five functional groups — Administration; Corporate Development; Finance; Technology and Operations; and Treasury, Balance Sheet and Risk Management. The activities of these functional groups are included within Corporate and Other with their revenue, expenses and balance sheet resources generally being allocated to the business lines. Corporate and Other also includes the U.S. electronic banking operations (wound down in 2003), Juniper Financial Corp. (included in CIBC World Markets until October 31, 2002), CIBC Mellon, debentures related to the Oppenheimer sale, and other revenue, expense and balance sheet items not directly attributable to the business lines.

     Results for CIBC’s operating segments are based on CIBC’s internal financial reporting systems. The assets and liabilities of the segments are transfer priced, using a funding methodology that best reflects their nature and term, at wholesale market rates. Non-interest expenses are matched against the revenue to which they relate. Indirect expenses are allocated to the segments based on appropriate criteria.

     To measure and report the results of operations of the three business lines, CIBC utilizes the Manufacturer/Customer Segment/Distributor Management Model. Under this model, internal payments for sales commissions and distribution service fees are made among the business lines. As well, revenue, expenses and balance sheet resources relating to certain activities, such as the payments and lending products businesses included in CIBC Retail Markets, are fully allocated to other business lines.

     This model allows management and other users of CIBC’s financial information to better understand the economics of CIBC’s customer segments, products and delivery channels. The model utilizes certain estimates and allocation methodologies in the preparation of segmented financial information.

     Each year, the sales and service fees paid to segments for certain products are renegotiated among the business lines. Prior year financial information has not been reclassified to reflect these fee changes.

CIBC Annual Report 2003	For what matters	Consolidated Financial Statements	103

RESULTS BY BUSINESS LINE

		CIBC	CIBC	CIBC
		Retail	Wealth	World	Corporate		CIBC
$ millions, for the years ended October 31		Markets	Management	Markets	and Other		Total

2003	Net interest income	$3,972	$582	$840	$276		$5,670
	Non-interest income	1,626	1,524	2,423	333		5,906
	Intersegment revenue(1)	(631)	425	210	(4)		—

	Total revenue	4,967	2,531	3,473	605		11,576
	Provision for credit losses	607	18	653	(135	)(2)	1,143
	Non-interest expenses	3,105	1,966	2,426	662		8,159
	Restructuring reversal	(5)	—	(5)	(21)		(31)

	Income before income taxes and non-controlling interests	1,260	547	399	99		2,305
	Income taxes	397	181	28	(367	)(3)	239
	Non-controlling interests	—	—	(2)	5		3

	Net income	$863	$366	$373	$461		$2,063

	Average assets(4)	$145,514	$30,670	$107,658	$897		$284,739

2002	Net interest income	$3,923	$622	$742	$223		$5,510
	Non-interest income	1,685	1,810	1,951	85		5,531
	Intersegment revenue(1)	(633)	422	215	(4)		—

	Total revenue	4,975	2,854	2,908	304		11,041
	Provision for credit losses	419	11	1,062	8		1,500
	Non-interest expenses	3,010	2,576	2,459	570		8,615
	Restructuring charge	66	(6)	59	395		514

	Income (loss) before income taxes and non-controlling interests	1,480	273	(672)	(669)		412
	Income taxes	384	76	(522)	(217)		(279)
	Non-controlling interests	23	—	(8)	23		38

	Net income (loss)	$1,073	$197	$(142)	$(475)		$653

	Average assets(4)	$143,826	$33,023	$114,891	$770		$292,510

2001	Net interest income	$3,545	$568	$190	$246		$4,549
	Non-interest income	1,498	1,403	3,525	187		6,613
	Intersegment revenue(1)	(632)	411	221	—		—

	Total revenue	4,411	2,382	3,936	433		11,162
	Provision for credit losses	397	9	694	—		1,100
	Non-interest expenses	2,864	1,904	2,667	584		8,019
	Restructuring charge	40	33	63	71		207

	Income (loss) before income taxes and non-controlling interests	1,110	436	512	(222)		1,836
	Income taxes	277	101	(308)	22		92
	Non-controlling interests	29	—	11	18		58

	Net income (loss)	$804	$335	$809	$(262)		$1,686

	Average assets(4)	$131,256	$27,939	$119,509	$94		$278,798

(1)	Intersegment revenue represents internal sales commissions and revenue allocations under the Manufacturer/Customer Segment/Distributor Management Model.

(2)	Includes $150 million reversal of the general allowance.

(3)	Includes recovery of income tax amounting to $689 million.

(4)	Assets are disclosed on an average basis as this measure is most relevant to a financial institution and is the measure reviewed by CIBC’s management. Beginning November 1, 2002, average assets of the U.S. electronic banking operations (wound down in 2003), Juniper Financial Corp., CIBC Mellon, debentures relating to the Oppenheimer sale and other average assets not directly attributable to specific business lines are not allocated to the business lines.

104	Notes to the Consolidated Financial Statements	CIBC Annual Report 2003	For what matters

Geographic distribution
CIBC earns revenue and incurs expenses from domestic and foreign activities, and has domestic and foreign assets from which income is earned. Net income (loss) and average assets are allocated based on the geographic location in which they are recorded.

GEOGRAPHIC DISTRIBUTION

			United	West		Other
$ millions, for the years ended October 31		Canada	States	Indies		countries	Total

2003	Net interest income	$4,630	$693	$192		$155	$5,670
	Non-interest income	4,236	1,168	175		327	5,906

	Total revenue	8,866	1,861	367		482	11,576
	Provision for credit losses	633	270	—		240	1,143
	Non-interest expenses	6,050	1,667	46		365	8,128

	Income (loss) before income taxes and non-controlling interests	2,183	(76)	321		(123)	2,305
	Income taxes	796	182	(697	)(1)	(42)	239
	Non-controlling interests	5	(2)	—		—	3

	Net income (loss)	$1,382	$(256)	$1,018		$(81)	$2,063

	Average assets	$204,816	$49,474	$14,902		$15,547	$284,739

2002	Net interest income	$4,421	$347	$522		$220	$5,510
	Non-interest income	3,388	655	1,210		278	5,531

	Total revenue	7,809	1,002	1,732		498	11,041
	Provision for credit losses	540	827	—		133	1,500
	Non-interest expenses	5,732	2,787	210		400	9,129

	Income (loss) before income taxes and non-controlling interests	1,537	(2,612)	1,522		(35)	412
	Income taxes	590	(1,109)	269		(29)	(279)
	Non-controlling interests	23	(8)	23		—	38

	Net income (loss)	$924	$(1,495)	$1,230		$(6)	$653

	Average assets	$199,411	$54,395	$19,014		$19,690	$292,510

2001	Net interest income	$3,468	$(5)	$770		$316	$4,549
	Non-interest income	3,247	2,183	866		317	6,613

	Total revenue	6,715	2,178	1,636		633	11,162
	Provision for credit losses	476	620	9		(5)	1,100
	Non-interest expenses	5,093	2,591	191		351	8,226

	Income (loss) before income taxes and non-controlling interests	1,146	(1,033)	1,436		287	1,836
	Income taxes	536	(686)	195		47	92
	Non-controlling interests	12	11	35		—	58

	Net income (loss)	$598	$(358)	$1,206		$240	$1,686

	Average assets	$183,703	$56,499	$17,231		$21,365	$278,798

(1)	Includes the West Indies share of the $689 million recovery of income tax.

CIBC Annual Report 2003	For what matters	Consolidated Financial Statements	105

Note 28          RECONCILIATION OF CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

CIBC’s consolidated financial statements have been prepared in accordance with Section 308(4) of the Bank Act which states that, except as otherwise specified by OSFI, the financial statements are prepared in accordance with Canadian GAAP. Set out below are the more significant differences which would result if U.S. GAAP were applied in the preparation of the consolidated financial statements.

CONDENSED CONSOLIDATED BALANCE SHEETS

	2003			2002

	Canadian			Canadian
$ millions, as at October 31	GAAP	Adjustments	U.S. GAAP	GAAP	Adjustments	U.S. GAAP

ASSETS
Cash resources	$10,454	$103	$10,557	$9,512	$308	$9,820
Securities
Securities held for investment	18,193	(18,193)	—	20,583	(20,583)	—
Securities available for sale	—	17,381	17,381	—	19,666	19,666
Securities held for trading	52,282	30	52,312	44,628	52	44,680
Loan substitute securities	27	(27)	—	81	(81)	—
Securities borrowed or purchased under resale agreements	19,829	—	19,829	16,020	—	16,020
Loans	133,934	1,696	135,630	137,069	1,661	138,730
Other
Derivative instruments market valuation	22,796	3,071	25,867	24,717	1,385	26,102
Customers’ liability under acceptances	5,139	—	5,139	6,848	—	6,848
Loans held for sale	1,321	—	1,321	—	—	—
Land, buildings and equipment	2,093	—	2,093	2,247	—	2,247
Goodwill	1,045	(73)	972	1,078	(73)	1,005
Other intangible assets	255	—	255	297	—	297
Other assets	9,779	4,012	13,791	10,213	2,631	12,844

	$277,147	$8,000	$285,147	$273,293	$4,966	$278,259

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits	$188,130	$3,243	$191,373	$196,630	$2,052	$198,682
Other
Derivative instruments market valuation	21,945	2,974	24,919	24,794	1,818	26,612
Acceptances	5,147	—	5,147	6,878	—	6,878
Obligations related to securities sold short	11,659	659	12,318	8,436	779	9,215
Obligations related to securities lent or sold under repurchase agreements	19,293	—	19,293	9,615	—	9,615
Other liabilities	13,998	1,054	15,052	10,980	329	11,309
Subordinated indebtedness	3,197	—	3,197	3,627	(7)	3,620
Shareholders’ equity
Preferred shares	3,357	—	3,357	3,088	—	3,088
Common shares	2,950	(25)	2,925	2,842	(11)	2,831
Contributed surplus	50	—	50	26	—	26
Retained earnings	7,421	(62)	7,359	6,377	(427)	5,950
Accumulated other comprehensive income	—	157	157	—	433	433

	$277,147	$8,000	$285,147	$273,293	$4,966	$278,259

106	Notes to the Consolidated Financial Statements	CIBC Annual Report 2003	For what matters

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

$ millions, except per share amounts,
for the years ended October 31	2003	2002	2001

Net income as reported	$2,063	$653	$1,686

Provision for credit losses	(54)	(123)	—
Non-interest income
Trading activities	(22)	2	(8)
Equity accounting adjustments	64	(60)	(56)
Impairment measurement	10	—	(18)
Other	54	123	—
Derivative instruments and hedging activities
Transitional provision	—	—	183
Current year adjustments	133	(635)	87
Non-interest expenses
Employee future benefits	(5)	(17)	(98)
Stock-based compensation	59	(39)	(9)
Lease termination costs	—	—	(50)
Income taxes and net change in income taxes due to the above items	(97)	275	(16)

	142	(474)	15

Net income based on U.S. GAAP	2,205	179	1,701
Preferred share dividends and premiums	(188)	(165)	(121)

Net income applicable to common shares based on U.S. GAAP	$2,017	$14	$1,580

Weighted-average common shares outstanding (thousands)	360,048	360,553	372,305
Add: number of incremental shares(1)	3,066	3,654	3,477

Weighted-average diluted common shares outstanding (thousands)	363,114	364,207	375,782

Basic EPS	$5.60	$0.05	$4.24
Diluted EPS	$5.55	$0.05	$4.20

(1)	It is assumed that 80% of average options outstanding will be exercised for shares while the remaining 20% will be exercised as SARs.

Comprehensive income
Statement of Financial Accounting Standard (SFAS) 130, “Reporting Comprehensive Income,” requires that a statement of comprehensive income be displayed with the same prominence as other financial statements. Comprehensive income, which incorporates net income, includes all changes in equity during a period, except those resulting from investments by, and distributions to, owners. There is no requirement to disclose comprehensive income under Canadian GAAP.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

$ millions, for the years ended October 31	2003	2002	2001

Net income based on U.S. GAAP	$2,205	$179	$1,701

Other comprehensive income, net of tax
Change in foreign currency translation adjustments(1)	(222)	2	38
Change in net unrealized losses on securities available for sale(2)(3)	(272)	(115)	(1,119)
Change in net unrealized losses on hedges of securities available for sale	—	—	(51)
Derivative instruments and hedging activities
Transitional provision(4)	—	—	(17)
Change in unrealized gains (losses)(4)	246	(485)	499
Change in additional pension obligation(5)	(28)	(12)	—

Total other comprehensive income	(276)	(610)	(650)

Comprehensive income	$1,929	$(431)	$1,051

(1)	Net of income tax (expense) benefit of $(1,412) million (2002: $(107) million; 2001: $323 million).

(2)	Net of income tax benefit of $132 million (2002: $1 million; 2001: $690 million).

(3)	Net of reclassification adjustments for net realized gains included in net income of $236 million (2002: $70 million; 2001: $819 million).

(4)	Net of income tax (expense) benefit of $(148) million (2002: $306 million; 2001: $(303) million).

(5)	Net of income tax benefit of $16 million (2002: $6 million; 2001: nil).

ACCUMULATED OTHER COMPREHENSIVE INCOME

$ millions, as at or for the years ended October 31	2003	2002	2001

Accumulated other comprehensive income net of tax
Unrealized foreign currency translation (losses) gains	$(180)	$42	$40
Unrealized gains on securities available for sale	134	406	521
Unrealized gains (losses) on derivatives designated as hedges(1)	243	(3)	482
Additional pension obligation	(40)	(12)	—

Balance at end of year	$157	$433	$1,043

(1)	A net gain of $20 million, deferred in accumulated other comprehensive income, as at October 31, 2003, is expected to be reclassified to net income during the next 12 months. Remaining amounts will be reclassified to net income over periods of up to nine years thereafter.

A. Securities available for sale
Under Canadian GAAP, securities held for investment are carried at cost or at amortized cost. U.S. GAAP requires these securities to be classified as either securities held to maturity or as securities available for sale. The accounting for securities held to maturity is consistent with the accounting for securities held for investment, while securities available for sale are reported at estimated fair value with unrealized gains and losses recognized in other comprehensive income.

     U.S. GAAP also requires the following additional disclosures:

SECURITIES AVAILABLE FOR SALE

$ millions, for the years ended October 31	2003	2002	2001

Proceeds from sales	$26,416	$35,651	$17,527
Gross realized gains	260	1,083	1,058
Gross realized losses	43	167	36

CIBC Annual Report 2003	For what matters	Consolidated Financial Statements	107

B. Provision and allowance for credit losses
Under Canadian GAAP, the existence of credit protection on loan balances from the purchases of credit derivatives is considered when determining the provision for credit losses. Amounts recoverable from credit default swaps are included in allowance for credit losses. Under U.S. GAAP, credit derivatives are recognized at fair value.

     As a result of this classification difference, provision for credit losses increased by $54 million (2002: $123 million) and other non-interest income increased by $54 million (2002: $123 million).

C. Trading activities
Under Canadian GAAP, CIBC records certain valuation adjustments to trading securities to reflect resale restrictions that expire within one year or adjustments for liquidity. Under U.S. GAAP, these valuation adjustments are not permitted.

D. Equity accounting adjustments
Under Canadian GAAP, CIBC accounts for merchant banking investments on a cost basis. U.S. GAAP requires the use of the equity method to account for such investments when the equity interest is between 20% and 50%. In addition, under Canadian GAAP, investments accounted for by the cost method are not restated retroactively to the equity method when the investor acquires an additional interest in the business. U.S. GAAP requires retroactive application of the equity method. As a result of the retroactive application, 2001 net income decreased by $21 million (income before tax decreased by $28 million), and securities decreased by $59 million.

     Under Canadian GAAP, certain of CIBC’s investments in limited partnerships are accounted for on a cost basis. CIBC records an impairment loss on these investments when there is evidence of an other-than-temporary decline in their value. U.S. GAAP requires the use of the equity method to account for such investments when the equity interest is more than minor.

E. Impairment measurements
Under Canadian GAAP, CIBC records securities held for investment at cost, less amounts for impairment of carrying values deemed to be other-than-temporary in nature. When an other-than-temporary impairment has occurred on a publicly traded available-for-sale security, CIBC records the security at expected realizable value. Under U.S. GAAP, when an other-than-temporary impairment has occurred on a publicly traded available-for-sale security, it requires the establishment of a new cost basis for the security, equal to its quoted market price at the time impairment is determined to be other-than-temporary.

F. Derivative instruments and hedging activities
Effective November 1, 2000, CIBC adopted the new U.S. standard on accounting for derivative instruments and hedging activities. This standard requires that all derivative instruments, including derivative instruments embedded in financial instruments that are not clearly and closely related to the economic characteristics of the underlying host financial instruments, be recognized at fair value in the consolidated financial statements. Under Canadian GAAP, derivatives used for trading purposes are already carried at fair value on the consolidated balance sheets with changes in fair value reflected in current earnings. However, as more fully explained in Note 1, under Canadian GAAP, gains and losses on both securities and derivative instruments used for hedging purposes are recognized in the income statement on the same basis and in the same period as the underlying hedged items. Thus, while there is no difference in accounting between Canadian and U.S. GAAP in respect of derivatives held for trading purposes, there are significant differences in accounting in respect of derivatives held for hedging purposes.

     The accounting under U.S. GAAP for changes in the fair value of derivatives held for hedging purposes depends on their intended use. For fair value hedges, the effective portion of changes in fair value of derivative instruments is offset in income against the change in fair value, attributed to the risk being hedged, of the underlying hedged asset, liability or firm commitment. For cash flow hedges, the effective portion of changes in fair value of derivative instruments is offset through other comprehensive income, until the variability in cash flows being hedged is recognized in earnings in future accounting periods. For both fair value and cash flow hedges, if a derivative instrument is designated as a hedge and meets the criteria for hedge effectiveness, earnings offset is available, but only to the extent that the hedge is effective. The ineffective portion of the change in fair value of a qualifying derivative instrument hedge is always recognized in current earnings for both fair value and cash flow hedges.

     In order to qualify for hedge accounting offsets, the U.S. accounting standard requires that extensive documentation be maintained and that hedge effectiveness tests prescribed by that standard be met both at the inception of a hedge relationship and on a periodic, ongoing basis. CIBC has elected, for operational considerations, not to designate certain derivatives as hedges for U.S. GAAP accounting purposes, even though these hedges are highly effective for economic purposes. In addition, the U.S. accounting standard disallows the use of cash instrument hedges, and certain credit derivative hedges of loans and loan commitments are difficult to qualify for hedge accounting, even though such hedges are also highly effective for economic purposes. In consequence, in respect of accounting for hedging activities, the U.S. GAAP reported earnings may exhibit significant volatility in any given period.

G. Employee future benefits
Effective November 1, 2000, CIBC retroactively adopted the requirements of the CICA handbook section 3461, “Employee Future Benefits,” which substantially harmonized Canadian and U.S. GAAP. CIBC continues to recognize certain unamortized actuarial losses and transitional obligations that resulted from the application of U.S. GAAP on a prospective basis. As a result, there will continue to be an adjustment to income until amounts, previously deferred under U.S. GAAP, have been fully amortized into income.

     Under Canadian GAAP, an entity’s accrued benefit asset is limited to the amount it can realize in the future by applying any surplus to reduce an entity’s contributions. The valuation allowance is not included under U.S. GAAP resulting in an adjustment to U.S. GAAP income. In addition, for defined benefit plans, U.S. GAAP requires that the unfunded accumulated benefit obligation be recorded as additional minimum liability and the excess of the unfunded accumulated benefit obligation over the unrecognized prior service cost be recorded in other comprehensive income.

H. Stock-based compensation
CIBC adopted the expense recognition provisions of SFAS 123, “Accounting for Stock-Based Compensation,” effective November 1, 2001. The impact of this change in accounting policy is the same as under Canadian GAAP (as detailed in Note 15) except as it relates to SARs outstanding as of the date of adoption.

     Under Canadian GAAP, the cost of SARs is measured assuming that all options eligible for SARs are exercised as SARs. Under U.S. GAAP, for SARs granted prior to the date of adoption of SFAS 123, the Financial Accounting Standards Board (FASB) Interpretation No. 28, “Accounting for SARs and Other Variable Stock Option or Award Plans,” continues to apply, under

108	Notes to the Consolidated Financial Statements	CIBC Annual Report 2003	For what matters

which the accrual is determined as an estimate (based on past experience) of the proportion of stock options expected to be exercised for cash.

     Upon the acquisition of TAL by CIBC in 2001, TAL settled all its outstanding employee stock options in cash. Under Canadian GAAP, the cash settlement of these variable stock options was charged to retained earnings. Under U.S. GAAP, Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees,” requires this settlement payment to be charged to income.

     SFAS 148 requires pro-forma disclosure of net income and EPS as if the fair value-based method had been applied for awards granted subsequent to 1995.

     Had the fair value-based method been used for awards granted subsequent to 1995 until October 31, 2001, U.S. GAAP pro-forma net income and diluted net income per share would be as follows:

STOCK-BASED COMPENSATION

$ millions, except per share amounts,
for the years ended October 31		2003	2002	2001

Net income		$2,205	$179	$1,701
Add: stock-based compensation expense included in net income, net of related tax effects		44	26	5
Less: stock-based compensation expense determined under the fair value-based method for all awards, net of related tax effects		(88)	(47)	(42)

Pro-forma net income		$2,161	$158	$1,664

Basic EPS	— Reported	$5.60	$0.05	$4.24
	— Pro-forma	$5.48	$(0.01)	$4.14
Diluted EPS	— Reported	$5.55	$0.05	$4.20
	— Pro-forma	$5.43	$(0.01)	$4.10

I. Lease termination costs
Prior to October 31, 2000, CIBC made the decision to consolidate its leased premises in New York and move out of existing premises within three years. Under Canadian GAAP, all future net costs related to pre-existing leases are recognized as an expense in the period when the decision is made to stop using the pre-existing leased property. Under U.S. GAAP, future net costs related to pre-existing leased property that will no longer be used cannot be recognized as an expense until a confirming event occurs, in this case, the signing of a sublease, which occurred in 2001.

J. Income taxes
Under Canadian GAAP, tax rate changes are reflected in the measurement of the future income tax balances when they are substantively enacted. Under U.S. GAAP, only the enacted tax rates under current legislation are required to be used.

K. Special purpose entities
Under Canadian GAAP, CIBC is required to consolidate certain SPEs when CIBC has control and has the right and ability to obtain future economic benefits from the SPE and is exposed to the related risks. U.S. GAAP requires consolidation of existing SPEs when CIBC is the sponsor and there is insufficient third-party equity. As a result, certain SPEs are consolidated under U.S. GAAP.

     In January 2003, the FASB issued Interpretation (FIN) 46, “Consolidation of Variable Interest Entities.” FIN 46 provides a framework for identifying variable interest entities (VIEs) and requires a company to consolidate a VIE if the company absorbs a majority of the VIE’s expected losses or receives a majority of the VIE’s expected residual returns, or both. FIN 46 is applicable immediately for any new VIEs created after January 31, 2003. There is no current impact on the consolidated financial statements as a result of this adoption. Additional guidance on implementing FIN 46 is evolving, which may affect the assessment of these VIEs. For additional information, refer to paragraph N, “Future U.S. accounting policy changes,” below and “Variable interest entities” in Note 29.

L. Non-cash collateral
Under Canadian GAAP, non-cash collateral received from securities lending is not recognized in the financial statements. Under U.S. GAAP, certain non-cash collateral received in securities lending transactions is recognized as an asset, and a liability is recorded for obligations to return the collateral.

M. Netting of financial instruments
Under Canadian GAAP, two or more separate financial instruments can be presented on a net basis if certain criteria are met. In addition to the same criteria, under U.S. GAAP, only financial instruments with the same party can be presented on a net basis.

N. Future U.S. accounting policy changes
In January 2003, the FASB issued FIN 46, “Consolidation of Variable Interest Entities.” For entities that were created prior to February 1, 2003, the provisions of FIN 46 are not effective until the end of the first interim or annual period ending after December 15, 2003. Additional guidance on implementing FIN 46 is evolving through the issuance of FASB Staff Positions. In addition, a draft interpretation modifying FIN 46 has been issued for comment. CIBC will continue to review the status of its VIEs as this guidance is finalized. For additional information refer to “Variable interest entities” in Note 29.

Note 29          FUTURE CANADIAN ACCOUNTING POLICY CHANGES

CIBC will be required to adopt the following accounting standards for Canadian GAAP purposes in future years:

Hedge related
Hedging relationships
AcG 13, “Hedging Relationships,” as issued and amended by the CICA, became effective for CIBC on November 1, 2003. AcG 13 addresses the identification, designation, documentation and effectiveness of hedging relationships for the purpose of applying hedge accounting. AcG 13 establishes certain conditions for applying hedge accounting and also deals with the discontinuance of hedge accounting. The Emerging Issues Committee abstract (EIC) 128, “Accounting for Trading, Speculative or Non-Hedging Derivative Financial Instruments,” requires that any derivative financial instrument not designated within an AcG 13 compliant hedge relationship be measured at fair value with changes in fair value recorded in current income.

CIBC Annual Report 2003	For what matters	Consolidated Financial Statements	109

     CIBC is required to comply with AcG 13 in order to apply hedge accounting for its hedging relationships after November 1, 2003. CIBC has taken all the necessary steps to comply with the conditions of AcG 13 for those hedge relationships that can be qualified under these rules, in order to achieve hedge accounting for periods after that date.

     AcG 13 is a transactional hedging guideline, which requires that certain hedge relationships be identified as hedging a specific financial instrument or a group of similar financial instruments sharing a similar risk exposure. Prior to November 1, 2003, CIBC hedged a significant amount of its interest rate risk on a net basis, a practice commonly referred to as “macro” hedging. Under AcG 13, these hedges would not be eligible for hedge accounting after November 1, 2003. As a consequence, these “macro” hedges were replaced with AcG 13 compliant hedges that are identified with specific items. In addition, as a result of recent changes to EIC 128, certain credit derivatives, such as credit default swaps, which CIBC uses to hedge its credit exposure on certain loans, despite being economically effective, cannot be qualified for hedge accounting under AcG 13. They will, therefore, be carried at fair value with changes in fair value recorded through current income after November 1, 2003.

     Under the guideline, when a hedge relationship ceases to be effective or is voluntarily terminated, hedge accounting may not be applied for future periods. In these situations, AcG 13 requires that any hedge accounting accorded prior periods not be reversed. The transitional provisions of AcG 13 upon adoption date are similar, so that hedge accounting accorded prior periods under pre-AcG 13 rules is also not reversed.

     Upon the adoption of AcG 13 on November 1, 2003, a number of CIBC’s hedging relationships, such as the “macro” hedges referred to above, ceased to be eligible for hedge accounting. These hedging relationships were, therefore, terminated as of that date. In compliance with the transitional provisions, the difference between the carrying value and fair value of all hedging instruments in these hedge relationships was deferred and will be amortized over the hedge terms, ranging primarily from one to five years. The impact of applying the transitional provisions and recognizing these hedging instruments at fair value has resulted in an increase to other assets of $920 million and an increase to other liabilities of $763 million.

     For hedging relationships that meet the conditions prescribed by AcG 13, the guideline does not specify how hedge accounting is to be applied. CIBC’s accounting policies for hedge accounting (which are designed to match the income recognition basis of hedging instruments with that of the underlying hedged item) will therefore continue essentially unchanged.

     For any hedging relationships that do not meet the conditions of AcG 13 after November 1, 2003, for example, because they are economically effective hedges which do not qualify under AcG 13 (such as the credit derivatives noted above), or if a hedge relationship fails the effectiveness tests, EIC 128, as noted above, will require any derivatives affected to be carried at fair value and any subsequent changes in fair value to be recorded in current income, prospectively. If a hedging relationship is not eligible for hedge accounting under AcG 13, but is determined by CIBC to be economically effective, any changes in fair value of derivative hedges will be recorded in non-trading income; otherwise, such derivative hedges will either be unwound or reclassified to trading.

Equity-linked deposit contracts
AcG 17, “Equity-Linked Deposit Contracts,” was issued by the CICA in November 2003. This guideline pertains to certain deposit obligations of CIBC, such as equity-linked GICs or equity-linked notes that have an obligation that varies according to the performance of certain equity levels or indices and may be subject to a guaranteed minimum redemption amount, such as the obligation to return to the investor the original principal at maturity. The guideline permits (but does not require) CIBC to prospectively account for its variable obligation at fair value with changes in fair value reflected in income as they arise. If the election is made, any changes in the carrying value of the deposits and the difference between the carrying value and fair value of any related freestanding derivative hedges on the initial application of AcG 13 would be charged or credited to opening retained earnings. CIBC has elected to adopt the fair value option, concurrently with the adoption of AcG 13, effective November 1, 2003, and the effect is not expected to be significant. Subsequent to November 1, 2003, any derivative hedges associated with these deposits will not be designated under AcG 13, as both the variable obligation and any associated derivative hedges will be carried at fair value with changes in the fair value of both recorded currently in income.

Mortgage commitments
Concurrently with the November 1, 2003 adoption of AcG 13, CIBC has voluntarily changed its accounting policy for residential mortgage interest rate commitments. These commitments are given out to retail customers of the bank for no charge in contemplation of borrowing to finance the purchase of homes under mortgages to be funded by CIBC in the future. These commitments are usually extended for periods of up to 90 days and generally entitle the borrower to receive funding at the lower of the interest rate at the time of the commitment and the rate applicable at funding date. CIBC uses financial instruments, such as interest rate derivatives, to economically hedge its exposure to an increase in interest rates. Under this change in accounting policy, CIBC will carry its liability to the retail customer and the associated economic hedges at fair value with changes in the fair value of both recorded in income, currently as they arise. In addition, as the commitments are an integral part of the mortgage, both their initial fair value and their fair value upon funding, if any, will be recognized over the life of the mortgages that result. The effect of this change in accounting policy on prior periods is not significant.

Generally accepted accounting principles
In July 2003, the CICA issued handbook section 1100, “Generally Accepted Accounting Principles.” The section establishes standards for financial reporting in accordance with GAAP, and provides guidance on sources to consult when selecting accounting policies and determining appropriate disclosures when a matter is not dealt with explicitly in the primary sources of GAAP. CIBC will implement the new section prospectively beginning on November 1, 2003. Due to the prospective nature of this change, there is no impact on CIBC’s consolidated financial statements as of the implementation date, however, the standard will require CIBC to prospectively equity account for investments held within the merchant banking portfolio where CIBC holds a significant influence. The impact of this change in accounting policy on the consolidated financial statements subsequent to implementation date is not expected to be significant.

Variable interest entities
In June 2003, the CICA issued AcG 15, “Consolidation of Variable Interest Entities.” AcG 15 provides guidance for applying consolidation principles to certain entities that are subject to control on a basis other than ownership of voting interests. AcG 15 is effective for all annual and interim periods, beginning on or after November 1, 2004. The CICA is monitoring the

110	Notes to the Consolidated Financial Statements	CIBC Annual Report 2003	For what matters

developments of FIN 46, the U.S. GAAP equivalent of AcG 15, since the intention is to essentially harmonize with FIN 46.

     CIBC is currently evaluating the impact of applying AcG 15 and has not yet completed its analysis. The following summarizes CIBC’s involvement in different types of VIEs and the preliminary evaluation of the impact of adopting these standards:

Single-seller conduits
CIBC securitizes its own assets and also acts as administrator or financial advisor of single-seller conduits that purchase clients’ financial assets. Based on the preliminary assessment, it is reasonably possible that CIBC will need to consolidate single-seller conduits with incremental assets of approximately $1.9 billion. CIBC provided backstop liquidity and credit enhancement facilities amounting to $2.2 billion and $16 million, respectively, to these conduits.

Multi-seller conduits
CIBC acts as an administrator of a number of multi-seller conduits. These conduits provide clients access to liquidity in the debt capital markets by allowing them to sell assets to the conduits, which then issue debt to investors to fund the purchases. The sellers continue to service the transferred assets and absorb the first losses of the conduits. CIBC generally provides, together with other third parties, backstop liquidity facilities to the conduits and may provide credit enhancements in the form of letters of credit and other guarantees. In addition, CIBC may also act as the counterparty to derivative contracts entered into by the multi-seller conduits.

     It is reasonably possible that CIBC will need to consolidate multi-seller conduits with assets of approximately $27.5 billion. CIBC is currently pursuing restructuring alternatives associated with these conduits. The amount that will be consolidated by CIBC will depend on the outcome of these restructurings. CIBC provided backstop liquidity facilities and credit enhancements amounting to $27.1 billion and $269 million, respectively, to these conduits.

Compensation trusts
Certain of CIBC’s compensation plans are funded through trusts established for these purposes. The funding for awards under these plans is paid into these trusts, which purchase CIBC common shares in the open market. CIBC may be entitled to forfeitures or unvested shares in these trusts. Consequently, it is reasonably possible that CIBC may be considered to be the primary beneficiary of these trusts and may need to consolidate. However, such consolidation is not expected to have a significant impact on the consolidated financial statements of CIBC, since both the assets (CIBC shares) and liabilities (being the obligation to deliver CIBC shares to the participants) of the trusts are expected to offset each other in the share capital section on the consolidated balance sheets. CIBC is not exposed to any loss as a result of its involvement with these trusts.

Pooled investments and personal trusts
CIBC is the sponsor of several mutual and pooled funds, in the form of trusts, with assets of approximately $54 billion. CIBC earns a fee for acting as the manager/administrator/custodian/trustee/broker. CIBC does not guarantee either principal or returns to the investors in these funds, except in very limited circumstances (refer to “Market value guarantees” in Note 25).

     Further, CIBC acts as a trustee of a number of personal trusts. CIBC earns a fee for acting as a trustee and has a fiduciary responsibility to act in the best interests of the beneficiaries of the trusts.

     In October 2003, the FASB issued an exposure draft “Consolidation of Variable Interest Entities — a modification of FIN 46.” The exposure draft excludes mutual funds in the form of trusts, trusts of a bank’s trust department, and similar arrangements from the scope of FIN 46. Should this proposed modification to FIN 46 be finalized as drafted, there would be no impact to CIBC’s consolidated financial statements with respect to such trusts under U.S. GAAP. The CICA has not reached a conclusion as to the impact of this U.S. proposed modification on AcG 15.

Other variable interest entities
CIBC is involved with certain investment vehicles that make private equity investments (including investments on a side by side basis with the employees of CIBC). CIBC’s investments are reflected on the consolidated balance sheets as securities held for investment and other assets. CIBC’s employees, who are considered related parties under AcG 15/FIN 46, manage these vehicles. Consequently, CIBC will be consolidating these vehicles, with incremental assets and liabilities of $0.9 billion, once FIN 46/AcG 15 becomes effective.

     CIBC is also involved with other entities and/or structures that could be deemed VIEs and, therefore, would be subject to an assessment for consolidation under the provisions of FIN 46/AcG 15. Management’s assessment of these entities is ongoing.

Note 30          SUBSEQUENT EVENT

     On December 22, 2003, CIBC agreed with the staff of the SEC to a settlement resolving the SEC’s investigation regarding certain structured finance transactions between CIBC and Enron. Without admitting or denying any wrongdoing, CIBC consented to an injunction enjoining it from violations of the anti-fraud provisions of U.S. federal securities laws. Under the settlement, CIBC paid a total of US$80 million in disgorgement, penalties and interest, which was provided for in CIBC’s 2003 annual consolidated financial statements. This settlement concludes the SEC’s investigation into Enron-related matters with respect to CIBC. On the same day, CIBC entered into an agreement with the U.S. Department of Justice. The Department of Justice has agreed not to prosecute CIBC for violations of criminal law that in the Department’s view have been committed by CIBC and its employees related to certain structured finance transactions between CIBC and Enron, subject to certain understandings for a three-year period, including: CIBC’s continued cooperation with the Department; its acceptance of responsibility for conduct of its employees; its agreement to exit certain structured finance businesses and transactions; its agreement to adopt and implement new policies and procedures related to the integrity of client and counterparty financial statements, and quarter and year-end transactions; and its retention of a law firm to monitor its compliance with these new policies and procedures. CIBC also agreed with the Federal Reserve Bank of New York and OSFI to implement the policies and procedures outlined in CIBC’s agreement with the Department of Justice and, for three years, to retain an independent firm to perform agreed-upon auditing procedures with respect to CIBC’s compliance with these policies. Management does not expect the terms of these settlements to have a material adverse impact on CIBC’s consolidated financial position or results of its operations.

CONSOLIDATED FINANCIAL RESULTS

Auditors’ Reports to Shareholders

     We have audited the consolidated statements of income, changes in shareholders’ equity and cash flows of Canadian Imperial Bank of Commerce (CIBC) for the year ended October 31, 2001. These consolidated financial statements are the responsibility of CIBC’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

     In our opinion, these consolidated financial statements present fairly, in all material respects, the results of operations and cash flows for CIBC for the year ended October 31, 2001 in accordance with Canadian generally accepted accounting principles, including the accounting requirements of the Superintendent of Financial Institutions, Canada.

/s/   PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Chartered Accountants
Toronto, Canada
November 27, 2002

     We have audited the consolidated balance sheet of Canadian Imperial Bank of Commerce (CIBC) as at October 31, 2002 and the consolidated statements of income, changes in shareholders’ equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of CIBC’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

     In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of CIBC as at October 31, 2002 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles, including the accounting requirements of the Superintendent of Financial Institutions, Canada.

     The consolidated financial statements of CIBC for the year ended October 31, 2001 were audited by PricewaterhouseCoopers LLP, who expressed an opinion without reservation on those statements in their report dated November 27, 2002.

/s/ Deloitte & Touche LLP Deloitte & Touche LLP Chartered Accountants Toronto, Canada November 27, 2002	/s/ PricewaterhouseCoopers LLP PricewaterhouseCoopers LLP Chartered Accountants Toronto, Canada November 27, 2002

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